SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	Commencement of the Tender Offer for Internetworking & Broadband Consulting Co., Ltd. (IBC) by OPI IT Holdings Corporation, a Subsidiary of ORIX Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 12, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Member of the Board of Directors Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

November 11, 2026

ORIX Corporation

(Securities Code: 8591)

Commencement of the Tender Offer for Internetworking & Broadband Consulting Co., Ltd. (IBC) by OPI IT Holdings Corporation, a Subsidiary of ORIX Corporation

TOKYO, Japan – November 11, 2026 – ORIX Corporation (“ORIX”) hereby announces that its subsidiary, OPI IT Holdings Corporation (the “Offeror”), will commence a tender offer (the “Tender Offer”) for the common shares of Internetworking & Broadband Consulting Co., Ltd. (IBC, the “Target Company”).

The purpose of the Tender Offer is to acquire all of the common shares of the Target Company (the “Target Company Shares”) (excluding treasury shares held by the Target Company) and to make the Target Company a wholly owned subsidiary.

The Offeror has agreed with Mr. Hiroyuki Kato, the largest shareholder and the Representative Director, Chairman and CEO of the Target Company (“Mr. Kato”), that Mr. Kato will tender all of the Target Company Shares held by him in the Tender Offer (Number of shares held: 2,064,200 shares; Ownership ratio*1: 37.14%). In addition, the Offeror has agreed with Plus Fuji Co., Ltd. (“Plus Fuji”), the second-largest shareholder and Mr. Kato’s asset management company, that Plus Fuji will not tender any of the Target Company Shares held by it in the Tender Offer (Total number of shares held: 500,000 shares; Ownership ratio: 9.00%). Furthermore, the Offeror has agreed with Hikari Tsushin, Inc.’s group entities (collectively, the “Hikari Tsushin Group”) that the Hikari Tsushin Group will not tender a portion of the Target Company Shares held by it in the Tender Offer (Total number of shares: 696,800 shares; Ownership ratio: 12.54%). Moreover, the Offeror has agreed with Plus Fuji and the Hikari Tsushin Group that, upon completion of a series of procedures to be conducted on or after the commencement date of settlement of the Tender Offer to make the Offeror, Plus Fuji and some of the entities of the Hikari Tsushin Group the only shareholders of the Target Company, Plus Fuji and the Hikari Tsushin Group will sell all of the Target Company Shares held by them to the Target Company as part of the Target Company’s acquisition of treasury shares. At the meeting of its board of directors held today, the Target Company resolved to express its opinion in support of the Tender Offer and to recommend that its shareholders tender their shares in the Tender Offer.

Since its establishment in 2002, the Target Company has focused its business on monitoring the performance of corporate networks and IT systems, and is currently listed on the Standard Market of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”). With its proprietary “System Answer*2” series of IT system performance monitoring software as its core product, the Target Company supports the stable operation of corporate IT infrastructure, leveraging the technological capabilities and the monitoring and analysis know-how it has cultivated over many years.

In its domestic Investment and Operation business, ORIX has positioned the IT and information services field as one of its focus areas, and is working to expand IT infrastructure services that support corporate activities. In particular, building on its investment in HC Networks, Ltd. (“HC Networks”), a network integrator, ORIX has been expanding its service offerings across IT infrastructure, from design and construction to maintenance and operation.

Following the Tender Offer, ORIX aims to build a life-cycle business model that provides end-to-end support for IT infrastructure, from implementation through monitoring, operation and improvement, by combining the product strength and monitoring and analysis know-how of the Target Company’s “System Answer” with the design and construction skills and the maintenance and operation functions of HC Networks. ORIX will also support the enhancement of the Target Company’s corporate value through the expansion of business opportunities by utilizing the customer bases and customer touchpoints of both companies, the strengthening of technological capabilities and service delivery capabilities through personnel exchanges, and the utilization of ORIX Group’s corporate customer base and sales network.

ORIX will continue to support the growth of companies and industries that have a stable business foundation and highly distinctive services, by leveraging its experience and expertise in private equity investments and other areas.

*1

“Ownership ratio” means the ratio (rounded to two decimal places) to the number of shares (5,557,441 shares) obtained by deducting the number of treasury shares held by the Target Company as of September 30, 2026 (194,159 shares) from the total number of issued shares of the Target Company as of the same date (5,751,600 shares).

*2

“System Answer” is a monitoring tool that allows users to easily start performance monitoring of network and server infrastructure and enables early detection and prevention of problems through automatic analysis functions such as forecasting and detection of warning signs.

∎	Overview of the Tender Offer
(1)	Overview of the Offeror
	Name:	OPI IT Holdings Corporation
	Representative:	Representative Director, Seiichi Miyake
	Address:	2-4-1, Hamamatsucho, Minato-ku, Tokyo
	Capital:	JPY 100 million (as of November 11, 2026)
	Business Description:	Management of subsidiaries

(2)	Overview of the Target Company
	Name:	Internetworking & Broadband Consulting Co., Ltd. (IBC)
	Representative:	Representative Director, President and COO, Jou Oda
	Address:	1-8-8 Shinkawa, Chuo-ku, Tokyo
	Date of Establishment:	October 16, 2002
	Capital:	JPY 447 million
	Business Description:	Development and sale of IT system performance monitoring software and provision of related services
	Website:	https://www.ibc21.co.jp/

(3)	Type of Share Certificates to be Purchased
Common shares

(4)	Tender Offer Period
From Thursday, November 12, 2026, to Thursday, December 24, 2026 (30 business days)

(5)	Tender Offer Price
JPY 1,490 per common share

(6)	Number of Share Certificates to be Purchased
	(a) Number of shares to be purchased:	4,360,641 shares
	(b) Minimum number of shares to be purchased:	2,508,200 shares (Ownership ratio: 45.13%)
	(c) Maximum number of shares to be purchased:	No maximum

(7)	Total Purchase Price
JPY 6,497 million

(8)	Tender Offer Agent
Tokai Tokyo Securities Co., Ltd. (Sub-agent: Monex, Inc.)

*

For details of the Tender Offer, please refer to the attached “Notice Regarding Commencement of Tender Offer for Shares of Internetworking & Broadband Consulting Co., Ltd. (IBC) (Securities Code: 3920)” issued by the Offeror.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, asset management, real estate, public infrastructure, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2026)

Caution Concerning Forward-Looking Statements:

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2025 – March 31, 2026” furnished on Form 6-K.

November 11, 2026

To whom it may concern

Company Name:	OPI IT Holdings Corporation.

Name of Representative:	Representative Director,

Seiichi Miyake

Notice Regarding Commencement of Tender Offer for Shares of Internetworking & Broadband Consulting Co., Ltd. (IBC)

(Securities Code: 3920)

OPI IT Holdings Corporation. (the “Offeror”) hereby announces today that it has decided to acquire the common shares of Internetworking & Broadband Consulting Co., Ltd. (IBC) (Securities Code: 3920; listed on the Standard Market of Tokyo Stock Exchange, Inc. (“the Tokyo Stock Exchange”); the “Target Company”) (the “Target Company Shares”) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “Act”), as described below.

Details

1.	Overview of purchase, etc.

Purpose of the Tender Offer	Making the Target Company a wholly owned subsidiary

Period of purchase, etc.	From Thursday, November 12, 2026, to Thursday, December 24, 2026 (30 business days)

Price of purchase, etc.	JPY 1,490 per common share

Minimum number of shares to be purchased	2,508,200 shares (Note)

Maximum number of shares to be purchased	— shares

Opinion of the Target Company	Support and recommendation to tender

(Note)

If the Offeror purchases the minimum number of shares to be purchased, the Ownership Ratio of Share Certificates, etc. of the Offeror after such purchase, etc. (meaning the Ownership Ratio of Share Certificates, etc. prescribed in Article 27-2, paragraph (8) of the Act, and, where such person has Specially Related Parties as prescribed in Article 27-2, paragraph (1), item (i) of the Act, the sum of such person’s Ownership Ratio of Share Certificates, etc. and that of such Specially Related Parties) is expected to be 66.67% (rounded to two decimal places). Since the number of shares less than one unit of the Target Company as of today is unknown and the number of voting rights of all shareholders of the Target Company as of the same date is therefore unknown, and the number of voting rights of all shareholders as of March 31, 2026 is the most recent number of voting rights of all shareholders that can be ascertained from the documents publicly announced or submitted by the Target Company, the Ownership Ratio of Share Certificates, etc. is calculated using, as the denominator, the number of voting rights of all shareholders as of March 31, 2026 (55,548 voting rights), as stated in the Semiannual Report for the 24th Fiscal Period submitted by the Target Company on May 14, 2026 (the “Target Company Semiannual Report”).

2.	Purpose of purchase, etc.

(1)	Overview of the Purpose of the Tender Offer

The Offeror is a stock company incorporated on August 28, 2026 as the wholly owning parent company of APRESIA Systems, Ltd. (“APRESIA”), a consolidated subsidiary of ORIX Corporation (“ORIX”), and HC Networks, Ltd. (which, as of today, is a wholly owned subsidiary of the Offeror and a consolidated subsidiary of ORIX; “HC Networks”), which had been a wholly owned subsidiary of APRESIA, established through a joint share transfer in which these two companies became the wholly owned subsidiaries resulting from the share transfer. As of today, OPI2002 Investment Partnership, whose managing partners are ORIX and its subsidiary ORIX Principal Investment Corporation (“ORIX Principal Investment”), and OPI Association (Note 1) (with respect to the number of shares of the Offeror held by each of them and the ratio thereof to the total number of issued shares of the Offeror (excluding treasury shares held by the Offeror), OPI2002 Investment Partnership holds 1,499,999 shares (100.00% (rounded to two decimal places)) and OPI Association holds 1 share (0.00% (rounded to two decimal places))) own all of the issued shares of the Offeror (excluding treasury shares held by the Offeror).

(Note 1)

OPI Association was incorporated on September 1, 2015 for the purpose of making business investments and providing management consulting services. The representative director of OPI Association is Seiichi Miyake, who serves as a Managing Executive Officer of ORIX.

On November 11, 2026, the Offeror decided to conduct the Tender Offer as part of a series of transactions (the “Transaction”) intended to acquire all of the Target Company Shares listed on the Standard Market of the Tokyo Stock Exchange (excluding treasury shares held by the Target Company) and to make the Target Company a wholly owned subsidiary of the Offeror.

As of today, none of the Offeror, OPI2002 Investment Partnership, OPI Association, ORIX Principal Investment, APRESIA, HC Networks and ORIX (collectively, the “Offeror-Related Group”) holds any Target Company Shares.

In connection with the Tender Offer, on November 11, 2026, the Offeror entered into a tender and non-tender agreement (the “Tender/Non-Tender Agreement (Kato Parties)”) with Mr. Hiroyuki Kato, the largest shareholder and the Representative Director, Chairman and CEO of the Target Company (Number of shares held: 2,064,200 shares; Ownership ratio (Note 2): 37.14%; Shareholder ranking (Note 3): 1st; “Mr. Kato”), and Plus Fuji Co., Ltd., Mr. Kato’s asset management company (Number of shares held: 500,000 shares; Ownership ratio: 9.00%; Shareholder ranking: 2nd; “Plus Fuji”; together with Mr. Kato, the “Kato Parties”), under which it has been agreed that (i) Mr. Kato will tender in the Tender Offer all of the Target Company Shares held by him (Number of shares held: 2,064,200 shares; Ownership ratio: 37.14%; the “Shares to Be Tendered”), and Plus Fuji will not tender in the Tender Offer any of the Target Company Shares held by it (Number of shares held: 500,000 shares; Ownership ratio: 9.00%; the “Non-Tendered Shares (Plus Fuji)”), (ii) if the Extraordinary Shareholders’ Meeting (as defined in “(4) Policy for reorganization, etc. following the Tender Offer” below; the same applies hereinafter) is held, Plus Fuji will exercise the voting rights pertaining to the Non-Tendered Shares (Plus Fuji) in favor of the proposals relating to the Share Consolidation (as defined in “(4) Policy for reorganization, etc. following the Tender Offer” below; the same applies hereinafter), and (iii) Plus Fuji will sell the Non-Tendered Shares (Plus Fuji) to the Target Company in response to the Treasury Share Acquisition (as defined below; the same applies hereinafter).

(Note 2)

“Ownership ratio” means the ratio (rounded to two decimal places; the same applies hereinafter in the statement of Ownership ratios) to the number of shares (5,557,441 shares; the “Base Number of Shares”) obtained by deducting the number of treasury shares held by the Target Company as of September 30, 2026 (194,159 shares) from the total number of issued shares of the Target Company as of the same date (5,751,600 shares), each as stated in the “Summary of Financial Results for the Fiscal Year Ended September 2026 Japanese GAAP (Non-Consolidated)” announced by the Target Company on November 11, 2026 (the “Target Company Financial Results”).

(Note 3)	“Shareholder ranking” means the ranking as of March 31, 2026 as stated in the Target Company Semiannual Report.

In addition, on November 11, 2026, the Offeror entered into a non-tender agreement (the “Non-Tender Agreement (Hikari Tsushin Group)”) with Hikari Tsushin KK Investment Limited Partnership (Number of shares held: 364,600 shares; Ownership ratio: 6.56%; Shareholder ranking: 3rd; “Hikari Tsushin KK LPS”), UH Partners 2 Investment Limited Partnership (Number of shares held: 298,600 shares; Ownership ratio: 5.37%; Shareholder ranking: 4th; “UHP2 LPS”), SIL Investment Limited Partnership (Number of shares held: 33,600 shares; Ownership ratio: 0.60%; “SIL LPS”) and HIKARI TSUSHIN INVESTMENTS OKINAWA Co., Ltd. (Note 4) (“HTIO”; together with Hikari Tsushin KK LPS, UHP2 LPS and SIL LPS, the “Agreed Non-Tendering Shareholders (Hikari Tsushin Group)”; the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) and Plus Fuji are collectively referred to as the “Agreed Non-Tendering Shareholders”), under which it has been agreed that (i) the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) will not tender in the Tender Offer any of the Target Company Shares held by the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) as of the execution date of the Non-Tender Agreement (Hikari Tsushin Group) (Total number of shares held: 696,800 shares; Ownership ratio: 12.54%; the “Non-Tendered Shares (Hikari Tsushin Group)”; together with the Non-Tendered Shares (Plus Fuji), the “Non-Tendered Shares”), (ii) if the Extraordinary Shareholders’ Meeting is held, the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) will exercise the voting rights pertaining to the Non-Tendered Shares (Hikari Tsushin Group) in favor of the proposals relating to the Share Consolidation, (iii) the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) will, during the period from the record date for the Extraordinary Shareholders’ Meeting to the day immediately preceding the effective date of the Share Consolidation, conduct a distribution in kind of the Non-Tendered Shares (Hikari Tsushin Group) (such distribution in kind, the “In-Kind Distribution”) (Note 9) (Note 10) such that HTIO will hold 683,400 shares (Ownership ratio: 12.30%; the “Non-Tendered Shares (HTIO)”) and the five companies, namely, UH5, Inc. (“UH5”), Hikari Tsushin, Inc. (Note 5) (“Hikari Tsushin”), UH Partners 2, Inc. (Note 6) (“UHP2”), SIL Co., Ltd. (Note 7) (“SIL”) and Opta Co., Ltd. (Note 8) (“Opta”) (collectively, the “Prospective In-Kind Distribution Recipients”), will hold a total of 13,400 shares (Ownership ratio: 0.24%), respectively, and (iv) HTIO will, after the Share Consolidation becomes effective, sell to the Target Company, in response to the Treasury Share Acquisition, all of the Non-Tendered Shares (HTIO) (Number of shares held: 683,400 shares; Ownership ratio: 12.30%).

(Note 4)

According to the Hikari Tsushin Group (as defined in “(i) Background, purpose, and decision-making process that led to the Offeror’s decision to make the Tender Offer” in “(2) Background, purpose, and decision-making process that led the Offeror to make the Tender Offer, and the Offeror’s management policy following the purchase, etc.” below; the same applies hereinafter), as of today, HTIO, a consolidated subsidiary of Hikari Tsushin, does not directly hold any Target Company Shares, but is the general partner that has made capital contributions to Hikari Tsushin KK LPS, UHP2 LPS and SIL LPS.

(Note 5)

According to the Hikari Tsushin Group, as of today, Hikari Tsushin does not directly hold any Target Company Shares, but is the general partner that has made capital contributions to Hikari Tsushin KK LPS.

(Note 6)

According to the Hikari Tsushin Group, as of today, UHP2, a consolidated subsidiary of Hikari Tsushin, does not directly hold any Target Company Shares, but is the general partner that has made capital contributions to UHP2 LPS.

(Note 7)

According to the Hikari Tsushin Group, as of today, SIL, a consolidated subsidiary of Hikari Tsushin, does not directly hold any Target Company Shares, but is the general partner that has made capital contributions to SIL LPS.

(Note 8)	According to the Hikari Tsushin Group, as of today, Opta, a consolidated subsidiary of Hikari Tsushin, does not directly hold any Target Company Shares.

(Note 9)

According to the Hikari Tsushin Group, as of today, it is expected that, as a result of the In-Kind Distribution, UH5 will hold 4,000 shares (Ownership ratio: 0.07%), Hikari Tsushin will hold 3,600 shares (Ownership ratio: 0.06%), UHP2 will hold 2,900 shares (Ownership ratio: 0.05%), SIL will hold 300 shares (Ownership ratio: 0.01%) and Opta will hold 2,600 shares (Ownership ratio: 0.05%).

(Note 10)

According to the Hikari Tsushin Group, since the In-Kind Distribution will be conducted between persons that have each maintained a relationship of formal specially related parties as prescribed in Article 27-2, paragraph (7), item (i) of the Act continuously for one year or more prior to the date on which the In-Kind Distribution is conducted, each such distribution constitutes an exempted purchase, etc. as prescribed in the proviso to Article 27-2, paragraph (1) of the Act and Article 3, paragraph (1) of the Cabinet Office Ordinance on Disclosure Required for Tender Offer for Share Certificates, etc. by Person Other than Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended; the “Ordinance”).

In addition, the Offeror plans to implement, on the earliest date reasonably practicable after the Share Consolidation becomes effective (around late March 2027) (the “Treasury Share Acquisition Date”), an acquisition of treasury shares by the Target Company (the “Treasury Share Acquisition”) with respect to all of the Target Company Shares held by Plus Fuji as of the Treasury Share Acquisition Date (500,000 shares (Ownership ratio: 9.00%) as of immediately prior to the Share Consolidation becoming effective) and all of the Target Company Shares held by HTIO as of the Treasury Share Acquisition Date (683,400 shares (Ownership ratio: 12.30%) as of immediately prior to the Share Consolidation becoming effective), thereby making the Offeror the sole shareholder of the Target Company.

The Offeror has decided to implement the Treasury Share Acquisition based on the view that, taking into consideration that the provisions on the exclusion of deemed dividends from taxable income under the Corporation Tax Act of Japan (Act No. 34 of 1965, as amended; the same applies hereinafter) are expected to apply to Plus Fuji and HTIO, it is possible to achieve both the maximization of the purchase price per Target Company Share in the Tender Offer (the “Tender Offer Price”) and fairness among shareholders, and the In-Kind Distribution is to be implemented for the purpose of increasing the number of Target Company Shares subject to the Treasury Share Acquisition while ensuring the effectiveness of the Squeeze-Out Procedures (as defined below).

Based on the information provided by the Kato Parties and the Hikari Tsushin Group, the Offeror plans to set the treasury share acquisition price per share prior to the Share Consolidation for the Treasury Share Acquisition of the Non-Tendered Shares (Plus Fuji) (the “Treasury Share Acquisition Price (Plus Fuji)”) at JPY 1,195 and the treasury share acquisition price per share prior to the Share Consolidation for the Treasury Share Acquisition of the Non-Tendered Shares (HTIO) (the “Treasury Share Acquisition Price (HTIO)”) at JPY 1,388, such that the after-tax proceeds to be received by each of Plus Fuji and HTIO if the Treasury Share Acquisition is implemented will be substantially equivalent to the after-tax proceeds that each of Plus Fuji and HTIO would receive if it tendered in the Tender Offer; therefore, the Offeror believes that this does not contravene the purpose of the uniformity of the tender offer price (Article 27-2, paragraph (3) of the Act).

In addition, the Target Company Shares to be acquired by the Prospective In-Kind Distribution Recipients through the In-Kind Distribution (Total number of shares held: 13,400 shares; Ownership ratio: 0.24%) will not be subject to the Treasury Share Acquisition but are expected to be subject to the Squeeze-Out Procedures; therefore, the Prospective In-Kind Distribution Recipients will not enjoy any benefit different from that of the general shareholders of the Target Company.

In the Tender Offer, the Offeror has set the minimum number of shares to be purchased at 2,508,200 shares (Ownership ratio: 45.13%). If the total number of shares tendered in the Tender Offer (the “Tendered Shares”) is less than the minimum number of shares to be purchased (2,508,200 shares), the Offeror will not purchase any of the Tendered Shares. On the other hand, as stated above, since the Offeror aims to make the Target Company a wholly owned subsidiary of the Offeror by acquiring all of the Target Company Shares (excluding the Non-Tendered Shares and treasury shares held by the Target Company), the Offeror has not set a maximum number of shares to be purchased, and if the total number of Tendered Shares is equal to or greater than the minimum number of shares to be purchased (2,508,200 shares), the Offeror will purchase all of the Tendered Shares. If the Offeror is unable to acquire all of the Target Company Shares (excluding treasury shares held by the Target Company) through the Tender Offer, the Offeror intends to request the Target Company, after the successful completion of the Tender Offer, to implement a series of procedures to make the Offeror, Plus Fuji and HTIO the only shareholders of the Target Company (the “Squeeze-Out Procedures”), as described in “(4) Policy for reorganization, etc. following the Tender Offer” below, and a special resolution at a shareholders’ meeting under Article 309, paragraph (2) of the Companies Act of Japan (Act No. 86 of 2005, as amended; the “Companies Act”) is required when a share consolidation is implemented as part of the Squeeze-Out Procedures. Accordingly, in order to reliably carry out the Squeeze-Out Procedures, the minimum number of shares to be purchased in the Tender Offer (2,508,200 shares) has been set at the number of shares (2,508,200 shares) obtained by multiplying by the number of shares constituting one unit of the Target Company (100 shares) the number (25,082 voting rights) obtained by deducting the number of voting rights (11,968 voting rights) pertaining to the Non-Tendered Shares (1,196,800 shares) from the number (37,050 voting rights (rounded up to the nearest whole number)) obtained by multiplying the number of voting rights (55,574 voting rights) pertaining to the Base Number of Shares (5,557,441 shares) by two-thirds, so that the Offeror will hold two-thirds or more of the voting rights of all shareholders of the Target Company after the Tender Offer and will thereby be able to satisfy such requirement on its own.

If the Tender Offer is successfully completed, the Offeror plans to receive a capital contribution of up to JPY 3,213,000 thousand from OPI2002 Investment Partnership by the day immediately preceding the commencement date of settlement of the Tender Offer (the “Settlement Commencement Date”) and to borrow up to JPY 6,000,000 thousand from Sumitomo Mitsui Trust Bank, Limited (“Sumitomo Mitsui Trust Bank”) by one business day prior to the Settlement Commencement Date (the “Acquisition Loan”), and to use these funds for the settlement of the Tender Offer. The details of the loan conditions of the Acquisition Loan are to be set forth in the loan agreement relating to the Acquisition Loan after separate discussions with Sumitomo Mitsui Trust Bank.

According to the press release titled “Notice Regarding Expression of Opinion in Support of the Tender Offer for the Company’s Shares by OPI IT Holdings Corporation. and Recommendation to Tender” announced by the Target Company on November 11, 2026 (the “Target Company Press Release”), at the meeting of the board of directors of the Target Company held on November 11, 2026, the Target Company resolved to express its opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer. For details of the resolution of the board of directors of the Target Company, please refer to the Target Company Press Release and “(v) Approval of all non-interested directors and opinion of all non-interested corporate auditors of the Target Company that they have no objection” in “(3) Measures to secure the fairness of the Tender Offer” below.

The Transaction is outlined below in diagram form.

(A)	Before the implementation of the Tender Offer

(B)	After the commencement of settlement of the Tender Offer (late December 2026 (planned))

(C)	Immediately before the Share Consolidation becomes effective (mid-March 2027 (planned))

(D)	After the Share Consolidation becomes effective (mid-March 2027 (planned))

(E)	Implementation of the Treasury Share Acquisition (late March 2027 (planned))

(F)	After the implementation of the Treasury Share Acquisition (late March 2027 (planned))

(2)	Background, purpose, and decision-making process that led the Offeror to make the Tender Offer, and the Offeror’s management policy following the purchase, etc.

The background, purpose and decision-making process that led the Offeror to decide to conduct the Tender Offer are as follows. Please note that the descriptions related to the Target Company below are based on information publicly disclosed by the Target Company, the Target Company Press Release and explanations received from the Target Company.

(i)	Background, purpose, and decision-making process that led to the Offeror’s decision to make the Tender Offer

ORIX Group was established in 1964 and has grown from our roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, we are active around the world in financing and investment, life insurance, asset management, real estate, public infrastructure, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Leasing requires deep expertise in both financing and managing physical assets. As a financier, we have expanded into lending, investment, life insurance, and asset management. As a manager of physical assets, we have broadened into autos, ships, aircraft, real estate and the environment and energy businesses. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Corporation is listed on the Tokyo Stock Exchange and the New York Stock Exchange. We unite globally around our Purpose: “Finding Paths. Making Impact.”, combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

ORIX’s Investment and Operation business is a private equity investment business that invests in domestic companies, and provides agile support, including through the provision of the expertise and business platforms of ORIX Group, in order to realize the enhancement of the corporate value of its portfolio companies.

In recent years, with the advancement of technology, various assets have come to be connected to IT networks, and integration with digital technology has become indispensable in all business areas. In light of such changes in the business environment, ORIX has positioned the IT sector as one of the focus areas of its Investment and Operation Headquarters. In particular, based on the recognition that IT infrastructure is the foundation supporting all corporate activities, ORIX has been working to expand the IT infrastructure services field, starting with its portfolio company HC Networks, a network integrator (Note 1). Through the reorganization described above, ORIX has transitioned to a holding company structure in which APRESIA and HC Networks are direct wholly owned subsidiaries of the Offeror. ORIX positions the Offeror as the platform for business expansion in this field and intends to expand the functions and services of the companies under its umbrella and to strengthen mutual collaboration among them through additional acquisitions, capital alliances and other means going forward. In the Transaction as well, ORIX aims to promote business collaboration between HC Networks and the Target Company by bringing the Target Company under its umbrella through the Offeror.

(Note 1)	A “network integrator” means an information and communications company that provides consulting, design, construction, operation monitoring and maintenance of network infrastructure.

On the other hand, according to the Target Company Press Release, the Target Company was established in October 2002 for the business purpose of multi-vendor visualization and performance analysis in network environments, listed its shares on the Mothers Market of the Tokyo Stock Exchange in September 2015, changed its listing to the First Section of the Tokyo Stock Exchange in November 2016, and, following the revision of the market segments of the Tokyo Stock Exchange in April 2022, is currently listed on the Standard Market of the Tokyo Stock Exchange.

According to the Target Company, guided by its mission of “eliminating IT system failures,” the Target Company has developed comprehensive solutions that support the entire life cycle of IT systems. The Target Company has its business centered on license sales of its proprietary “System Answer” series of IT system performance monitoring software (Note 2), while also providing services such as “SAMS” (Note 3), a next-generation MSP service providing 24/7 monitoring; the “IBC Care Service” (Note 4), which provides vulnerability countermeasures for installed equipment and fault isolation support; and “ITOGUCHI” (Note 5), which supports automatic diagramming of infrastructure configurations and initial response to failures.

(Note 2)

According to the Target Company, “System Answer” means a monitoring tool that allows users to easily start performance monitoring of network and server infrastructure and enables early detection and prevention of troubles through automatic analysis functions such as future forecasting and detection of warning signs.

(Note 3)

According to the Target Company, “SAMS” is an abbreviation of Speedy Action Management Services, and means a service that, through a 24/7 manned monitoring system, performs immediate failure detection and recovery support and further provides analysis and improvement proposals based on failure status and performance information, thereby not only preventing troubles but also achieving cost reduction.

(Note 4)

According to the Target Company, the “IBC Care Service” means a maintenance service that provides vulnerability response and fault isolation support for Fortinet’s FortiGate series and Palo Alto Networks’ PA-Series as target equipment.

(Note 5)

According to the Target Company, “ITOGUCHI” means an infrastructure configuration monitoring tool that realizes a stable IT environment by visualizing the overall picture of complex IT systems and immediately identifying the scope of impact upon the occurrence of a failure.

According to the Target Company, with the promotion of digital transformation (DX) at companies and the spread of multi-cloud environments, IT infrastructure is becoming increasingly complex and sophisticated, and the need for stable system operations and robust security continues to grow.

According to the Target Company, in this business environment, in order to enhance its corporate value over the medium to long term, the Target Company aims to transform itself from a company whose business model is centered on standalone license sales of “System Answer” into a “comprehensive solution vendor” that provides end-to-end support to customers, from infrastructure construction through operation and improvement.

Under such circumstances, against the background that HC Networks and the Target Company had been engaged in sales collaboration and information exchange, such as HC Networks handling the Target Company’s IT system performance monitoring tool “System Answer” as a sales partner, in early May 2026, the Target Company approached HC Networks to the effect that it wished to discuss the possibility of a capital participation in the Target Company. In response, HC Networks shared the details of such approach with ORIX, its parent company. Thereafter, on May 27 of the same year, ORIX, with HC Networks present, met with Mr. Jou Oda, the Representative Director and President of the Target Company (“Mr. Oda”), and received explanations regarding the Target Company’s business, its future growth strategy and its intentions regarding its shareholder composition. On June 5 of the same year, ORIX met with Mr. Oda again and confirmed, in addition to the Target Company’s business, Mr. Kato’s intentions regarding the sale of his shares and the intentions regarding a capital alliance between the Target Company and HC Networks, and on June 9 of the same year, ORIX met with Mr. Kato and again confirmed Mr. Kato’s intention to sell his shares. In early June of the same year, based on the results of these meetings, ORIX came to believe that, rather than merely making a partial investment, making the Target Company a wholly owned subsidiary and sharing a medium- to long-term business policy with HC Networks under a common parent company would be effective in promoting the collaboration between the two companies on a continuous and agile basis, and commenced consideration of the Transaction on the premise of making the Target Company a wholly owned subsidiary.

Through discussions with HC Networks and the Target Company, ORIX came to recognize that there is a high degree of complementarity between the product strength and monitoring and analysis know-how of “System Answer,” the IT system performance monitoring tool developed in-house by the Target Company, and the design, construction, maintenance and operation functions of HC Networks. ORIX believes that collaboration between the two companies will make it possible to provide consistent support from the introduction of IT infrastructure to its monitoring, operation and improvement. ORIX also believes that there is a high degree of business affinity among the Target Company, which develops, sells and supports IT system performance monitoring tools and has advanced technological capabilities and know-how and an extensive track record backed by them, HC Networks, which is promoting the expansion of the IT infrastructure field, and ORIX Group, which has diverse business resources. While a certain degree of collaboration would be possible through a capital and business alliance or the like with the Target Company, if the investment in the Target Company were limited to a partial investment, the Target Company and HC Networks would each make management decisions under different shareholder compositions, and their policies on the allocation of the management resources of the two companies and the prioritization of measures would not necessarily be aligned. On the other hand, ORIX believes that, by making the Target Company a wholly owned subsidiary of the Offeror and placing it under a common wholly owning parent company together with HC Networks, it will be possible to share a medium- to long-term business policy and to promote collaborative measures on a continuous and agile basis while ensuring consistency in the division of roles, investment policies, staffing and the like of the two companies.

Specifically, it is envisaged that the Offeror, as the common parent company, will coordinate the business policies and collaborative measures of the two companies and will put in place the systems and arrangements necessary for joint proposals, the sharing of technology and know-how, personnel exchanges and the like between the two companies, thereby promoting the mutual utilization of management resources, including customer bases and technological assets. These initiatives are not premised on the two companies becoming a direct parent and subsidiary, but will be implemented by them as sister companies having the Offeror as their common wholly owning parent company, while each maintains its own strengths. In sharing information and mutually utilizing management resources, it is envisaged that the two companies will comply with relevant laws and regulations, contracts with customers and confidentiality obligations, and will proceed through the necessary procedures. ORIX came to the view that, by deepening the collaboration between the two companies under such a structure, it will be able to strengthen its business foundation in the IT infrastructure field through the business expansion of the Target Company and HC Networks.

Thereafter, ORIX further considered, among other things, specific measures for creating business synergies between HC Networks and the Target Company and the management policy after making the Target Company a wholly owned subsidiary.

As a result of the above consideration, in early July 2026, ORIX came to believe that the following synergies could be realized among the Target Company, HC Networks and ORIX Group companies through the Transaction.

I.	Evolution into a life-cycle business model around System Answer

ORIX believes that, by combining the Target Company’s products, such as “System Answer” and “ITOGUCHI,” with HC Networks’ network integration, security and operation monitoring services, it will be possible to provide package-type services that integrally offer everything from the introduction and visualization to the operation, monitoring and improvement proposals of the IT infrastructure of customer companies. In addition, ORIX aims to build a life-cycle business model that circulates from introduction to operation and monitoring, improvement proposals, and the capture of reinvestment and renewal demand, by utilizing the data platform that the Target Company is considering developing to accumulate data such as operating status, performance, configuration, signs of failure and response history obtained through the introduction and operation monitoring of the services of both companies, and further by utilizing the accumulated data and AI technology to analyze the issues of customer companies identified through operation monitoring, leading to specific improvement proposals such as network renewals, configuration changes, security enhancements and operational improvements, and thereby creating new network integration projects, security projects and operation monitoring projects.

II.	Expansion of business opportunities by utilizing each other’s customer bases and customer touchpoints

ORIX believes that business opportunities will expand by proposing the Target Company’s “System Answer” to HC Networks’ existing and new customers, thereby leading to the acquisition of network integration projects, and by jointly proposing HC Networks’ network integration, operation and monitoring, and security services to the Target Company’s existing customers.

III.	Strengthening of technological capabilities and service delivery capabilities through personnel exchanges

ORIX believes that it will be possible to strengthen the technological capabilities and service delivery capabilities of both companies by mutually sharing the Target Company’s monitoring and visualization technologies, product development know-how and operational know-how and HC Networks’ network and security technologies and knowledge of design, construction, maintenance and operation.

IV.	Utilization of the group network

ORIX believes that, by utilizing ORIX Group’s nationwide corporate customer base and sales network, the diverse IT system environments of each group company, and the functions of HC Networks and other group companies, it will be possible to promote the development of new customers for the Target Company’s products and services, the creation of opportunities for introduction and verification, the refinement of services and the expansion to external customers.

ORIX believes that, by making the Target Company a wholly owned subsidiary of the Offeror through the Transaction, it will be possible to share a medium- to long-term business policy and to continuously and flexibly coordinate the mutual utilization of management resources, investment, staffing and the like with HC Networks and ORIX Group companies, thereby realizing the various synergies described in I. through IV. above. ORIX also believes that it will become easier for the Target Company to make upfront investments, such as the development of products and services and the securing and development of human resources, for the transformation into a comprehensive solution vendor that the Target Company aims to achieve, from a medium- to long-term perspective without being bound solely by the impact on short-term business results and share price. In addition, ORIX believes that the reduction of the operational and cost burdens associated with maintaining the listing will enable the Target Company to concentrate its management resources on promoting its business.

On the other hand, as a result of the privatization associated with the Transaction, the Target Company will lose the opportunity to raise funds through equity financing via the listed stock market, and the role that the recognition and social credibility associated with being a listed company have played in relationships with business partners and in the recruitment of human resources may diminish. ORIX also recognizes that, after the Target Company becomes a wholly owned subsidiary, coordination with the management policy of the Offeror will be required in making management decisions of the Target Company, and that temporary operational burdens and costs may arise in connection with responding to the group’s management system and introducing collaborative measures.

With respect to these points, ORIX believes that it will be able to mitigate the impact on the business and on the securing of human resources by utilizing the creditworthiness, customer base, recruitment network and the like associated with becoming a consolidated subsidiary of ORIX, whose shares are listed on the Prime Market of the Tokyo Stock Exchange. With respect to fund-raising as well, it is envisaged that, in place of direct fund-raising by the Target Company from the listed stock market, support for fund-raising utilizing the financial strength and capital strength of ORIX Group will be considered in accordance with business funding needs. It is also envisaged that the impact on the business operations of the Target Company will be mitigated by respecting the corporate philosophy, vision and culture of the Target Company and the intentions of its management team, giving consideration to the agility of decision-making suited to the characteristics of the Target Company’s business, and gradually developing the management system and implementing collaborative measures. ORIX believes that, through such responses, it will be able to lead to the medium- to long-term growth of the Target Company by leveraging the benefits of making it a wholly owned subsidiary while seeking to mitigate the anticipated disadvantages.

After the above consideration, on July 17, 2026, ORIX submitted to the Target Company a non-binding letter of intent regarding the implementation of the Transaction. In addition, on July 15, 2026, ORIX appointed GIP Co., Ltd. (“GIP”) as its financial advisor and third-party valuation institution for the Transaction, independent of the Offeror-Related Group and the Target Company, as well as of the Agreed Non-Tendering Shareholders (Hikari Tsushin Group), the Prospective In-Kind Distribution Recipients and Hikari Tsushin KK No. 5 Investment Limited Partnership (collectively, the “Hikari Tsushin Group”), and, on July 21, 2026, appointed TMI Associates as its legal advisor for the Transaction, independent of the Offeror-Related Group, the Target Company and the Hikari Tsushin Group.

In response, according to the Target Company, the Target Company established the Special Committee (as defined in “(iii) Contents, justification, and reasons for the Target Company’s opinion regarding the Tender Offer” below; the same applies hereinafter) and commenced its consideration of the merits of the Transaction, the appropriateness of the transaction terms and other matters.

Thereafter, from early August 2026 to late September 2026, ORIX conducted business, financial/tax and legal due diligence on the Target Company and examined, among other things, the business and financial condition of the Target Company. In parallel, ORIX held more detailed discussions and examinations with the Target Company and the Special Committee regarding the significance and purpose of the Transaction, including the Tender Offer, and also held discussions and examinations regarding the management structure and business policy after the Transaction, the various terms and conditions of the Transaction and other matters. Specifically, on August 19, 2026, ORIX received from the Special Committee questions regarding the background, significance and purpose of the Transaction, the envisaged structure of the Transaction, the synergies expected to be realized through the Transaction, the management policy of the Target Company after the Transaction, and other terms and conditions of the Tender Offer, and on August 31, 2026, responded in writing to each of the above questions, and, based on the contents of such responses, held a meeting with the Special Committee on September 15, 2026 and engaged in a question-and-answer session.

With respect to the Tender Offer Price, on October 7, 2026, ORIX sent the Target Company a proposal, on the premise that the Target Company would not pay a year-end dividend for the fiscal year ended September 2026, to set the Tender Offer Price at JPY 1,300 (a price representing a premium of 32.25% (rounded to two decimal places; the same applies hereinafter in the calculation of premiums) over JPY 983, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on October 6, 2026, the business day immediately preceding the date of the proposal, a premium of 31.31% over JPY 990, the simple average closing price (rounded to the nearest whole number; the same applies hereinafter in the calculation of simple average closing prices) for the past one-month period up to that date, a premium of 31.45% over JPY 989, the simple average closing price for the past three-month period, and a premium of 31.05% over JPY 992, the simple average closing price for the past six-month period). In response, on October 9, 2026, ORIX received from the Target Company and the Special Committee a request to reconsider the Tender Offer Price, on the grounds that they had determined that the proposed price could by no means be said to be sufficient from the perspective of protecting the minority shareholders of the Target Company and fulfilling the accountability of the board of directors of the Target Company and the Special Committee, and that it would be difficult to express an opinion in support of the Tender Offer and recommend tendering in the Tender Offer.

Thereafter, on October 13, 2026, ORIX sent the Target Company a proposal to set the Tender Offer Price at JPY 1,355 (a price representing a premium of 34.16% over JPY 1,010, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on October 9, 2026, the business day immediately preceding the date of the proposal, a premium of 36.73% over JPY 991, the simple average closing price for the past one-month period up to that date, a premium of 36.87% over JPY 990, the simple average closing price for the past three-month period, and a premium of 36.59% over JPY 992, the simple average closing price for the past six-month period). In response, on October 13, 2026, ORIX received from the Target Company and the Special Committee a request to reconsider the Tender Offer Price, on the grounds that they had determined that the proposed price still could by no means be said to be sufficient from the perspective of protecting the minority shareholders of the Target Company and fulfilling the accountability of the board of directors of the Target Company and the Special Committee, and that it would be difficult to express an opinion in support of the Tender Offer and recommend tendering in the Tender Offer.

Thereafter, on October 16, 2026, ORIX sent the Target Company a proposal to set the Tender Offer Price at JPY 1,385 (a price representing a premium of 31.28% over JPY 1,055, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on October 15, 2026, the business day immediately preceding the date of the proposal, a premium of 38.09% over JPY 1,003, the simple average closing price for the past one-month period up to that date, a premium of 39.48% over JPY 993, the simple average closing price for the past three-month period, and a premium of 39.34% over JPY 994, the simple average closing price for the past six-month period). In response, on October 19, 2026, ORIX received from the Target Company and the Special Committee a request to reconsider the Tender Offer Price, on the grounds that they had determined that the proposed price deviated significantly from the premium levels in past similar tender offer cases, still could by no means be said to be sufficient from the perspective of protecting the minority shareholders of the Target Company and fulfilling the accountability of the board of directors of the Target Company and the Special Committee, and that it would be difficult to express an opinion in support of the Tender Offer and recommend tendering in the Tender Offer.

Thereafter, on October 29, 2026, ORIX sent the Target Company a proposal to set the Tender Offer Price at JPY 1,420 (a price representing a premium of 6.85% over JPY 1,329, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on October 28, 2026, the business day immediately preceding the date of the proposal, a premium of 34.98% over JPY 1,052, the simple average closing price for the past one-month period up to that date, a premium of 40.45% over JPY 1,011, the simple average closing price for the past three-month period, and a premium of 41.86% over JPY 1,001, the simple average closing price for the past six-month period).

In response, on October 30, 2026, ORIX received from the Target Company and the Special Committee a request to reconsider the Tender Offer Price, on the grounds that they had determined that the proposed price deviated significantly from the premium levels in past similar tender offer cases, still could by no means be said to be sufficient from the perspective of protecting the minority shareholders of the Target Company and fulfilling the accountability of the board of directors of the Target Company and the Special Committee, and that it would be difficult to express an opinion in support of the Tender Offer and recommend tendering in the Tender Offer, and further that, since the market price of the Target Company Shares had recently been trading at levels exceeding such proposed price and a considerable trading volume had occurred at such levels, such proposed price was insufficient also from the perspective of the investment recovery of shareholders who acquired the Target Company Shares during such period.

Thereafter, on November 4, 2026, ORIX sent the Target Company a proposal to set the Tender Offer Price at JPY 1,468 (a price representing a premium of 26.01% over JPY 1,165, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on November 2, 2026, the business day immediately preceding the date of the proposal, a premium of 34.19% over JPY 1,094, the simple average closing price for the past one-month period up to that date, a premium of 43.50% over JPY 1,023, the simple average closing price for the past three-month period, and a premium of 45.78% over JPY 1,007, the simple average closing price for the past six-month period). In response, on November 4, 2026, ORIX received from the Target Company and the Special Committee a request to reconsider the Tender Offer Price, on the grounds that they had determined that the proposed price deviated from the premium levels in past similar tender offer cases and still could not be said to be sufficient from the perspective of protecting the minority shareholders of the Target Company and fulfilling the accountability of the board of directors of the Target Company and the Special Committee, and further that, since the market price of the Target Company Shares had recently been trading at levels exceeding such proposed price and a considerable trading volume had occurred at such levels, such proposed price was still insufficient also from the perspective of the investment recovery of shareholders who acquired shares during such period, and also received a request to consider setting the minimum number of shares to be purchased in the Tender Offer at a level that takes into account a so-called “majority of minority” condition.

Thereafter, on November 6, 2026, ORIX sent the Target Company a written proposal, as its final proposal, stating that it would set the Tender Offer Price at JPY 1,490 (a price representing a premium of 21.43% over JPY 1,227, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on November 5, 2026, the business day immediately preceding the date of the proposal, a premium of 33.87% over JPY 1,113, the simple average closing price for the past one-month period up to that date, a premium of 44.52% over JPY 1,031, the simple average closing price for the past three-month period, and a premium of 47.38% over JPY 1,011, the simple average closing price for the past six-month period), that it would not set the minimum number of shares to be purchased in the Tender Offer so as to satisfy a so-called “majority of minority” condition, since setting such a condition would lower the likelihood of the successful completion of the Tender Offer and, as a result, could make it impossible to provide the shareholders of the Target Company who wish to tender their shares in the Tender Offer with an opportunity to sell the Target Company Shares, and that it believes that such proposed price exceeds the recent highest intraday market price of the Target Company Shares and gives sufficient consideration to the interests of the general shareholders. In response, on November 9, 2026, ORIX received from the Target Company and the Special Committee a request to reconsider the Tender Offer Price, on the grounds that, although they recognized that such proposed price was a price giving maximum consideration from the perspective of accountability to the general shareholders of the Target Company, the trends in the share price of the Target Company on and after November 6, 2026 should be taken into account.

Thereafter, on November 10, 2026, ORIX sent the Target Company a written proposal, as its renewed final proposal, stating that it would set the Tender Offer Price at JPY 1,490 (a price representing a premium of 6.13% over JPY 1,404, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on November 9, 2026, the business day immediately preceding the date of the proposal, a premium of 28.12% over JPY 1,163, the simple average closing price for the past one-month period up to that date, a premium of 42.58% over JPY 1,045, the simple average closing price for the past three-month period, and a premium of 46.51% over JPY 1,017, the simple average closing price for the past six-month period), that such proposed price reflects a sincere and maximum evaluation of the corporate value of the Target Company and exceeds the recent highest intraday price of the Target Company Shares, and ORIX therefore believes that it is at a level that can sufficiently fulfill the accountability of the Target Company and the Special Committee to the general shareholders of the Target Company, and that such proposed price is the maximum and final level that ORIX is able to offer. In response, on the same day, ORIX received from the Target Company and the Special Committee a response to the effect that they accepted the proposal to set the Tender Offer Price at JPY 1,490.

Following the above process, at the meeting of its board of directors held on November 11, 2026, the Offeror decided to conduct the Tender Offer with the Tender Offer Price of JPY 1,490 as part of the Transaction aimed at making the Target Company a wholly owned subsidiary of the Offeror.

In addition, in parallel with the discussions with the Target Company, ORIX held discussions with the Kato Parties regarding the Tender/Non-Tender Agreement (Kato Parties) and with the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) regarding the Non-Tender Agreement (Hikari Tsushin Group).

Specifically, on September 18, 2026, ORIX held a meeting with Mr. Kato and proposed that the Kato Parties tender in the Tender Offer all of the Target Company Shares held by them (Total number of shares held: 2,564,200 shares; Ownership ratio: 46.14%). Thereafter, on October 16, 2026, ORIX informed the Kato Parties that, with a view to maximizing the Tender Offer Price, it wished to have the Non-Tendered Shares (Plus Fuji) not tendered in the Tender Offer but made subject to the Treasury Share Acquisition, and proposed to set the Tender Offer Price at JPY 1,400 and the Treasury Share Acquisition Price (Plus Fuji) at JPY 1,229. Thereafter, on October 28, 2026, ORIX received notice from the Kato Parties that they accepted such proposal.

Then, on November 11, 2026, the Offeror held a meeting with Mr. Kato, informed him that, as a result of the negotiations with the Target Company, the Tender Offer Price had been set at JPY 1,490, and proposed that, since the JPY 1,229 proposed as the Treasury Share Acquisition Price (Plus Fuji) on October 16, 2026 was an amount calculated by ORIX based on an assumed tax rate applicable to Plus Fuji, the treasury share acquisition price per share prior to the Share Consolidation pertaining to the Non-Tendered Shares (Plus Fuji) would be JPY 1,195 when recalculated based on the tax rate actually applicable; the Offeror received a response from Mr. Kato accepting such proposal at such meeting, and, on the same day, entered into the Tender/Non-Tender Agreement (Kato Parties) with the Kato Parties.

In addition, on September 25, 2026, ORIX held a meeting with the Hikari Tsushin Group and proposed that the Hikari Tsushin Group tender in the Tender Offer all of the Target Company Shares held by it (Total number of shares held: 777,100 shares; Ownership ratio: 13.98%). Further, on October 20, 2026, ORIX proposed to the Hikari Tsushin Group that negotiations and discussions be conducted on the assumption of a treasury share acquisition with respect to the Target Company Shares held by the Hikari Tsushin Group. Thereafter, on October 30, 2026, ORIX informed the Hikari Tsushin Group that, with a view to maximizing the Tender Offer Price, it wished to have the Non-Tendered Shares (Hikari Tsushin Group) not tendered in the Tender Offer but made subject to a treasury share acquisition, and proposed to set the Tender Offer Price at JPY 1,469 and the treasury share acquisition price per share prior to the Share Consolidation pertaining to the Non-Tendered Shares (Hikari Tsushin Group) at JPY 1,372. In response, on the same day, ORIX received notice from the Hikari Tsushin Group that it expected to be able to accept these proposed prices and that, of the Non-Tendered Shares (Hikari Tsushin Group), it wished to accept a treasury share acquisition only with respect to the Non-Tendered Shares (HTIO).

Thereafter, on November 2, 2026, ORIX informed the Hikari Tsushin Group that, if a treasury share acquisition were to be conducted only with respect to the Non-Tendered Shares (HTIO), the Tender Offer Price would be JPY 1,468 and the treasury share acquisition price per share prior to the Share Consolidation pertaining to the Non-Tendered Shares (HTIO) would be JPY 1,371. Subsequently, on November 9, 2026, ORIX informed the Hikari Tsushin Group that, as a result of the negotiations with the Target Company, the Tender Offer Price would be JPY 1,490 and the treasury share acquisition price per share prior to the Share Consolidation pertaining to the Non-Tendered Shares (HTIO) would be JPY 1,388.

Then, on November 11, 2026, the Offeror entered into the Non-Tender Agreement (Hikari Tsushin Group) with the Agreed Non-Tendering Shareholders (Hikari Tsushin Group).

For an overview of the Tender/Non-Tender Agreement (Kato Parties) and the Non-Tender Agreement (Hikari Tsushin Group), please refer to “(6) Material agreement regarding the Tender Offer” below.

(ii)	Background and basis of the calculation of the price of purchase, etc.

In determining the Tender Offer Price, the Offeror and ORIX conducted a multifaceted and comprehensive analysis of the business and financial condition of the Target Company based on materials such as the financial statements disclosed by the Target Company, the results of the due diligence conducted from early August 2026 to late September 2026, the business plan for the fiscal years from the fiscal year ending September 2027 to the fiscal year ending September 2031 disclosed by the Target Company (the “Business Plan”), and the expected results for the fiscal year ended September 2026 reported by the Target Company. In addition, the Offeror and ORIX comprehensively took into account the trends in the market price of the Target Company Shares, the investment profitability analysis of ORIX, whether the board of directors of the Target Company would support the Tender Offer, the outlook for tenders in the Tender Offer and other factors, and, following the discussions and negotiations with the Target Company and the Special Committee as well as the Kato Parties and the Hikari Tsushin Group described in “(i) Background, purpose, and decision-making process that led to the Offeror’s decision to make the Tender Offer” above, decided on November 11, 2026 to set the Tender Offer Price at JPY 1,490.

Since the Offeror and ORIX determined the Tender Offer Price through discussions and negotiations with the Target Company, the Kato Parties and the Hikari Tsushin Group while comprehensively considering the above factors, they have not obtained a share valuation report from a third-party valuation institution.

The Tender Offer Price of JPY 1,490 represents a premium of 1.78% over JPY 1,464, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on November 10, 2026, the business day immediately preceding the date of the public announcement of the implementation of the Tender Offer, a premium of 26.49% over JPY 1,178, the simple average closing price for the past one-month period up to that date, a premium of 41.50% over JPY 1,053, the simple average closing price for the past three-month period up to that date, and a premium of 45.94% over JPY 1,021, the simple average closing price for the past six-month period up to that date.

(iii)	Contents, justification, and reasons for the Target Company’s opinion regarding the Tender Offer

(A) Background to the establishment of the examination framework

As described in “(i) Background, purpose, and decision-making process that led to the Offeror’s decision to make the Tender Offer” above, the Target Company has pursued business development centered on its proprietary product “System Answer”; however, since the IT monitoring market is also maturing in light of the Target Company’s current sales capabilities, the Target Company, with a view to achieving continued growth going forward, has been examining the following two points.

•	To build a new business pillar that implements optimal network and security measures based on the status of the IT infrastructure identified through “System Answer.”

•	To further expand the “System Answer” business, mainly through the replacement of other companies’ products.

In order to realize the above two points, the securing of SE resources capable of handling IT infrastructure and the development of customers in new industries were issues, and the Target Company considered that it would be difficult to resolve them promptly on a stand-alone basis; therefore, since 2023, the Target Company has considered several M&A transactions with system engineering (SE) companies focused on IT infrastructure; however, unfortunately, it did not come across any company that met its criteria, and instead, from the perspective of a capital alliance with a company having many customers and SEs in the network and security fields, the Target Company had been seeking, from among several candidate companies, candidates with which an alliance might be possible. Under such circumstances, in early May 2026, the Target Company determined that HC Networks was the most appropriate alliance partner, since HC Networks focuses on the IT infrastructure business, has an abundance of infrastructure engineers, the lack of which is a management issue of the Target Company, and serves many customers, and would therefore provide an environment in which the value of the Target Company can be maximized and make it possible to accelerate the speed of the Target Company’s transformation into a comprehensive solution vendor.

Thereafter, in early May 2026, the Target Company approached HC Networks to the effect that it wished to discuss the possibility of a capital participation in the Target Company. Subsequently, on May 27, 2026, the Target Company held discussions with ORIX and HC Networks, at which Mr. Oda, the Representative Director and President of the Target Company, explained to both companies the Target Company’s business, its future growth strategy and its intentions regarding its shareholder composition, among other things. Then, on June 5, 2026, ORIX met with Mr. Oda again and confirmed, in addition to the Target Company’s business, Mr. Kato’s intentions regarding the sale of his shares and the intentions regarding a capital alliance between the Target Company and HC Networks, and, on June 9 of the same month, met with Mr. Kato and again confirmed his intention to sell his shares. Thereafter, on July 17, 2026, the Target Company received from ORIX a letter of intent regarding the implementation of the Transaction.

In response, in order to eliminate arbitrariness in the decision-making of the Target Company and its board of directors in the Transaction and to ensure the fairness, transparency and objectivity of the decision-making process, by resolution of its board of directors at the meeting held on July 17, 2026, the Target Company appointed Plutus Consulting Co., Ltd. (“Plutus”) as its financial advisor and third-party valuation institution independent of the Target Company, the Offeror-Related Group, the Kato Parties and the Hikari Tsushin Group, and City-Yuwa Partners as its legal advisor independent of the Target Company, the Offeror-Related Group, the Kato Parties and the Hikari Tsushin Group.

In addition, as of today, the Offeror does not hold any Target Company Shares; the Tender Offer does not constitute a tender offer by a controlling shareholder, other affiliated company or other person prescribed in the Enforcement Rules for Securities Listing Regulations (of the Tokyo Stock Exchange); it is not planned that all or part of the management of the Target Company will make a direct or indirect investment in the Offeror; and the Transaction does not constitute a so-called management buyout (MBO) (Note 1). However, taking into account, among other things, that (a) the Transaction is aimed at taking the Target Company Shares private and will have a significant impact on the minority shareholders of the Target Company, and (b) it had been envisaged that the Offeror would enter into non-tender agreements with Mr. Kato, the largest shareholder and the Representative Director of the Target Company, Plus Fuji, Mr. Kato’s asset management company, and the Hikari Tsushin Group, major shareholders of the Target Company, and therefore the interests of the Kato Parties and the Hikari Tsushin Group and those of the minority shareholders of the Target Company may not necessarily be aligned, in order to appropriately protect the interests of the minority shareholders of the Target Company, eliminate arbitrariness and the risk of conflicts of interest in the decision-making process of the Target Company regarding the decision to implement the Transaction, including the Tender Offer, and ensure the fairness and transparency of the Transaction, as described in “(i) Establishment of an independent special committee at the Target Company and obtainment of a report from the special committee” in “(3) Measures to secure the fairness of the Tender Offer” below, by resolution of its board of directors at the meeting held on July 17, 2026, the Target Company established a special committee (the “Special Committee”) consisting of three members independent of the Target Company, the Offeror-Related Group, the Kato Parties, the Hikari Tsushin Group and the success or failure of the Transaction, namely, Mr. Nobuyuki Amano (Representative Director, President and CEO of CO-WELL Co., LTD.), an independent outside director of the Target Company who has extensive experience and broad insight as a manager of information systems-related companies, Mr. Takashi Yuri (Outside Director of Riskmonster.com, Representative Director and President of TY Insight Co., Ltd., Outside Director of Lasertec Corporation, Outside Director of Insource Co., Ltd., and Outside Director of Quontier, Inc.), an independent outside director of the Target Company who has extensive experience and broad insight as a manager, including as a director and president, and Mr. Akihiko Mochizuki (Certified Public Accountant, Mochizuki C.P.A. Office), an independent outside corporate auditor of the Target Company who has extensive experience and expertise as a certified public accountant (Mr. Shigemasa Kajimoto, an independent outside director of the Target Company, Mr. Tsuneo Tou, an independent outside director of the Target Company, and Mr. Minoru Yanada, an independent outside corporate auditor of the Target Company, were not appointed as members of the Special Committee because, due to their busy schedules, it might have been difficult for them to devote themselves to participating in and deliberating at the Special Committee, which was to be held multiple times and flexibly over a short period), and consulted the Special Committee on (a) the legitimacy and reasonableness of the purpose of the Transaction (including whether the Transaction will contribute to the enhancement of the corporate value of the Target Company), (b) the fairness and appropriateness of the transaction terms of the Transaction, (c) the fairness of the procedures for the Transaction, (d) whether it is appropriate for the board of directors of the Target Company to express an opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer, and (e) whether the decision of the board of directors of the Target Company regarding the Transaction is not disadvantageous to the minority shareholders of the Target Company ((a) through (e) above are collectively referred to as the “Consultation Matters”).

(Note 1)

A “management buyout (MBO)” generally means an acquisition conducted by an officer of the Target Company or by a person who conducts it at the request of such officer and who shares interests with such officer.

Furthermore, as described in “(iv) Establishment of an independent examination framework at the Target Company” in “(3) Measures to secure the fairness of the Tender Offer” below, taking into account advice from City-Yuwa Partners, the Target Company established within the Target Company a framework for examining, negotiating and making decisions regarding the Transaction from a position independent of the Offeror-Related Group, the Kato Parties and the Hikari Tsushin Group (including the scope of the officers and employees of the Target Company involved in the examination, negotiation and decision-making regarding the Transaction and their duties), and obtained the Special Committee’s approval of the examination framework, which the Special Committee found to raise no concerns regarding independence or fairness.

(B)	Process of the examination and negotiations

The Target Company received from Plutus a report on the results of the valuation of the Target Company Shares, advice on the negotiation policy with the Offeror and other advice from a financial perspective, and received from City-Yuwa Partners advice on the measures to ensure the fairness of the procedures in the Transaction and other legal advice, and, based on such advice, held multiple discussions and negotiations with the Offeror and ORIX regarding the merits of the Transaction and the appropriateness of the transaction terms while giving maximum respect to the contents of the report of the Special Committee, and carefully proceeded with its consideration.

In addition, since the Target Company received the letter of intent from ORIX on July 17, 2026 and established the Special Committee, the Target Company and the Special Committee have continuously held discussions and negotiations with the Offeror and ORIX regarding the implementation of the Transaction. Specifically, on August 19, 2026, the Special Committee sent ORIX questions regarding the background, significance and purpose of the Transaction, the envisaged structure of the Transaction, the synergies expected to be realized through the Transaction, the management policy of the Target Company after the Transaction, and other terms and conditions of the Tender Offer, and obtained written responses to each of the above questions from ORIX on August 31, 2026. In addition, based on the contents of such responses, the Special Committee held a meeting with ORIX on September 15, 2026 and engaged in a question-and-answer session.

With respect to the Tender Offer Price, on October 7, 2026, the Target Company received from ORIX a proposal, on the premise that the Target Company would not pay a year-end dividend for the fiscal year ended September 2026, to set the Tender Offer Price at JPY 1,300 per Target Company Share (a price obtained by adding a premium of 32.25% over JPY 983, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on October 6, 2026, the business day immediately preceding October 7, 2026, the date on which such proposal was made, a premium of 31.31% over JPY 990, the simple average closing price for the past one-month period up to that date, a premium of 31.45% over JPY 989, the simple average closing price for the past three-month period up to that date, and a premium of 31.05% over JPY 992, the simple average closing price for the past six-month period up to that date, respectively).

In response, on October 9, 2026, the Target Company and the Special Committee requested ORIX to make a new proposal of the Tender Offer Price, on the grounds that, in light of, among other things, the preliminary calculation results of the value of the Target Company Shares by the third-party valuation institution of the Target Company and the premium levels in recent similar cases, the proposed price could by no means be said to be sufficient from the perspective of protecting the minority shareholders of the Target Company and fulfilling the accountability of the board of directors of the Target Company and the Special Committee.

In response to the above request, on October 13, 2026, the Target Company received from ORIX a proposal to set the Tender Offer Price at JPY 1,355 per Target Company Share (a price representing a premium of 34.16% over JPY 1,010, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on October 9, 2026, the business day immediately preceding the date of the proposal, a premium of 36.73% over JPY 991, the simple average closing price for the past one-month period up to that date, a premium of 36.87% over JPY 990, the simple average closing price for the past three-month period, and a premium of 36.59% over JPY 992, the simple average closing price for the past six-month period).

In response, on October 13, 2026, the Target Company and the Special Committee requested ORIX to make a new proposal of the Tender Offer Price, on the grounds that they had determined that the proposed price still could by no means be said to be sufficient from the perspective of protecting the minority shareholders of the Target Company and fulfilling the accountability of the board of directors of the Target Company and the Special Committee, and that it would be difficult to express an opinion in support of the Tender Offer and recommend tendering in the Tender Offer.

In response to the above request, on October 16, 2026, the Target Company and the Special Committee received from ORIX a proposal to set the Tender Offer Price at JPY 1,385 per Target Company Share (a price representing a premium of 31.28% over JPY 1,055, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on October 15, 2026, the business day immediately preceding the date of the proposal, a premium of 38.09% over JPY 1,003, the simple average closing price for the past one-month period up to that date, a premium of 39.48% over JPY 993, the simple average closing price for the past three-month period, and a premium of 39.34% over JPY 994, the simple average closing price for the past six-month period).

In response, on October 19, 2026, the Target Company and the Special Committee requested ORIX to make a new proposal of the Tender Offer Price, on the grounds that they had determined that the proposed price deviated significantly from the premium levels in past similar tender offer cases, still could by no means be said to be sufficient from the perspective of protecting the minority shareholders of the Target Company and fulfilling the accountability of the board of directors of the Target Company and the Special Committee, and that it would be difficult to express an opinion in support of the Tender Offer and recommend tendering in the Tender Offer.

In response to the above request, on October 29, 2026, the Target Company received from ORIX a proposal to set the Tender Offer Price at JPY 1,420 (a price representing a premium of 6.85% over JPY 1,329, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on October 28, 2026, the business day immediately preceding the date of the proposal, a premium of 34.98% over JPY 1,052, the simple average closing price for the past one-month period up to that date, a premium of 40.45% over JPY 1,011, the simple average closing price for the past three-month period, and a premium of 41.86% over JPY 1,001, the simple average closing price for the past six-month period).

In response, on October 30, 2026, the Target Company and the Special Committee requested ORIX to make a new proposal of the Tender Offer Price, on the grounds that they had determined that the proposed price deviated significantly from the premium levels in past similar tender offer cases, still could by no means be said to be sufficient from the perspective of protecting the minority shareholders of the Target Company and fulfilling the accountability of the board of directors of the Target Company and the Special Committee, and that it would be difficult to express an opinion in support of the Tender Offer and recommend tendering in the Tender Offer, and further that, amid the recent significant upward trend in the share price of the Target Company, the share price had been trading at levels exceeding such proposed price and a considerable trading volume had occurred at such levels, and they believed that such proposed price was insufficient also from the perspective of the investment recovery of shareholders who acquired shares during such period.

In response to the above request, on November 4, 2026, the Target Company received from ORIX a proposal, on the premise that the Treasury Share Acquisition would be implemented, to set the Tender Offer Price at JPY 1,468 per Target Company Share (a price representing a premium of 26.01% over JPY 1,165, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on November 2, 2026, the business day immediately preceding the date of the proposal, a premium of 34.19% over JPY 1,094, the simple average closing price for the past one-month period up to that date, a premium of 43.50% over JPY 1,023, the simple average closing price for the past three-month period, and a premium of 45.78% over JPY 1,007, the simple average closing price for the past six-month period). In addition, the Target Company received from ORIX a proposal to implement the Treasury Share Acquisition, together with an explanation to the effect that ORIX planned to set the treasury share acquisition price relating to Plus Fuji at JPY 1,178 per Target Company Share and the treasury share acquisition price relating to the Hikari Tsushin Group at JPY 1,371 per Target Company Share, that such prices had been set, under assumptions reasonably established by ORIX, such that the after-tax proceeds to be received by the shareholders subject to the Treasury Share Acquisition if the Treasury Share Acquisition is implemented will be substantially equivalent to the after-tax proceeds that such shareholders would receive if they tendered in the Tender Offer, and that ORIX believed that this does not contravene the purpose of the uniformity of the tender offer price (Article 27-2, paragraph (3) of the Act).

In response, on November 4, 2026, the Target Company and the Special Committee requested ORIX to submit a final revised proposal for the Tender Offer Price, on the grounds that they had determined that the proposed price deviated from the premium levels in past similar tender offer cases and still could not be said to be sufficient from the perspective of protecting the minority shareholders of the Target Company and fulfilling the accountability of the board of directors of the Target Company and the Special Committee, and further that, amid the recent significant upward trend in the share price of the Target Company, the share price had been trading at levels exceeding such proposed price and a considerable trading volume had occurred at such levels, and they believed that such proposed price was insufficient also from the perspective of the investment recovery of shareholders who acquired shares during such period. In addition, the Target Company and the Special Committee requested ORIX to consider, taking into account the recent share price trends of the Target Company and other factors, setting the minimum number of shares to be purchased, which is a transaction term other than the Tender Offer Price, at a level that takes into account a “majority of minority (MoM)” condition.

In response to the above request, on November 6, 2026, the Target Company received from ORIX a final proposal, on the premise that the Treasury Share Acquisition would be implemented, to set the Tender Offer Price at JPY 1,490 per Target Company Share (a price representing a premium of 12.20% over JPY 1,328, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on November 6, 2026, the date of the proposal, a premium of 31.86% over JPY 1,130, the simple average closing price for the past one-month period up to that date, a premium of 43.55% over JPY 1,038, the simple average closing price for the past three-month period, and a premium of 46.94% over JPY 1,014, the simple average closing price for the past six-month period). In addition, the Target Company received from ORIX a proposal to implement the Treasury Share Acquisition, together with an explanation to the effect that ORIX planned to set the treasury share acquisition price relating to Plus Fuji at JPY 1,195 per Target Company Share and the treasury share acquisition price relating to the Hikari Tsushin Group at JPY 1,388 per Target Company Share, that such prices had been set, under assumptions reasonably established by ORIX, such that the after-tax proceeds to be received by each of Plus Fuji and HTIO if the Treasury Share Acquisition is implemented will be substantially equivalent to the after-tax proceeds that each of Plus Fuji and HTIO would receive if it tendered in the Tender Offer, and that ORIX believed that this does not contravene the purpose of the uniformity of the tender offer price (Article 27-2, paragraph (3) of the Act). Further, the Target Company received an explanation from ORIX to the effect that, as a result of careful consideration of the “majority of minority (MoM)” condition, a “majority of minority (MoM)” condition would not be set in the Tender Offer, because ORIX believes that setting a “majority of minority (MoM)” condition would lower the likelihood of the successful completion of the Tender Offer and, as a result, could make it impossible to provide the general shareholders who wish to tender their shares in the Tender Offer with an opportunity to sell the Target Company Shares, and because ORIX has raised the Tender Offer Price to a level exceeding the recent highest intraday price of the Target Company Shares and thereby believes that it has given sufficient consideration to the interests of the general shareholders.

In response, on November 9, 2026, the Target Company and the Special Committee requested ORIX to reconsider the Tender Offer Price once again, on the grounds that, although they recognized that such proposed price was a proposal giving maximum consideration from the perspective of accountability to the general shareholders of the Target Company, the trends in the share price of the Target Company on and after November 6, 2026 should be taken into account.

In response to the above request, on November 10, 2026, the Target Company received from ORIX a final proposal, on the premise that the Treasury Share Acquisition would be implemented, to set the Tender Offer Price at JPY 1,490 per Target Company Share, the same amount as such proposed price (a price representing a premium of 1.78% over JPY 1,464, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on November 10, 2026, the date of the proposal, a premium of 26.49% over JPY 1,178, the simple average closing price for the past one-month period up to that date, a premium of 41.50% over JPY 1,053, the simple average closing price for the past three-month period, and a premium of 45.94% over JPY 1,021, the simple average closing price for the past six-month period).

In response, on November 10, 2026, the Target Company and the Special Committee replied to ORIX that, as a result of careful consideration of such proposed price, they accepted setting the Tender Offer Price at JPY 1,490 per Target Company Share, and that a report was expected to be submitted to the effect that the Target Company should express its opinion in support of the Tender Offer and recommend that the shareholders of the Target Company tender their shares in the Tender Offer.

(C)	Details of the determination

Following the process described in “(B) Process of the examination and negotiations” above, the Target Company carefully discussed and examined the Transaction from the perspectives of, among other things, whether the Transaction would enable the enhancement of the corporate value of the Target Company and whether the Tender Offer Price is appropriate, while taking into account the advice from a financial perspective received from Plutus, its third-party valuation institution and financial advisor, and the contents of a share valuation report, and the legal advice received from City-Yuwa Partners, its legal advisor, and while giving maximum respect to the details of the determination of the Special Committee set out in the report submitted by the Special Committee. As a result, the Target Company came to the conclusion that the Transaction will contribute to the enhancement of the corporate value of the Target Company from the following perspectives.

I.	Expansion of the business foundation and creation of economies of scale through the mutual utilization of resources

The Target Company recognizes that, as it aims to transform its business into a comprehensive solution vendor in the IT infrastructure field, securing engineers and strengthening the structure of its solutions business are important management issues. By becoming a wholly owned subsidiary of the Offeror, the Target Company expects the expansion of its business foundation utilizing the resources and customer bases of both companies in its various products, including its main product “System Answer,” and its solutions business. In addition, the Target Company believes that various support and collaboration utilizing the business scale of the Offeror-Related Group will strengthen the growth foundation of the Target Company and contribute to the expansion of net sales and the optimization of costs over the medium to long term.

II.	Improvement of net sales and utilization rates through the sharing of data and know-how and mutual customer referrals

By joining the Offeror-Related Group and building a strong collaborative relationship, particularly with HC Networks, the Target Company will be able to roll out its “System Answer” to HC Networks’ network customer base of approximately 1,000 companies. The Target Company expects that this will expand opportunities to acquire new customers and, by understanding the needs and issues of customers, promote the development of new products and services.

In addition, the Target Company believes that personnel exchanges between the Target Company and HC Networks, such as dispatching engineers to, and having them participate in, each other’s projects, will enable the development of young engineers through large-scale projects and the improvement of technological capabilities and service delivery capabilities, thereby contributing to the improvement of the service quality, order-winning rates and utilization rates of both companies. Furthermore, the Target Company expects that the sharing of the advanced service models and operational know-how of the Offeror will accelerate the expansion of the recurring-revenue business at the Target Company.

III.	Improvement of operational efficiency and reduction of operating costs

The Target Company believes that collaboration between the Offeror and the Target Company and the mutual complementation of their respective business areas and fields of expertise will make it possible to enhance planning and preparation and refine progress management in various projects, thereby promoting operational efficiency for the group as a whole. The Target Company also believes that consolidating and standardizing overlapping functions, business support systems, and administrative and operational tasks between the Target Company and HC Networks and others, and sharing the organizational management know-how and various resources of the Offeror-Related Group, will contribute to the efficiency of overall operations and the reduction of operating costs.

IV.	Reduction of listing maintenance costs and administrative burdens

By taking the Target Company Shares private through the Transaction, the Target Company will be able to reduce fixed costs that it has borne as a listed company, such as audit fees, costs of holding shareholders’ meetings and administrative fees paid to the shareholder registry administrator. The Target Company also believes that the reduction of the workload and costs of its administrative departments associated with compliance with the listing maintenance criteria, the response to the Corporate Governance Code and the like will make it possible to allocate management resources with a focus on measures for business growth and the enhancement of corporate value over the medium to long term.

On the other hand, the Target Company believes that the possible disadvantages to the Target Company and its stakeholders arising from taking the Target Company Shares private are (1) an impact on the means of raising funds through equity financing from the capital markets, (2) concerns over securing excellent human resources, which has been supported by the enhanced social credibility and recognition that the Target Company has enjoyed as a listed company, and (3) possible impacts on stakeholders such as shareholders, employees and business partners. However, the Target Company believes that, although disadvantages may arise from the Target Company being taken private through the Transaction, their extent will be limited, because (1) with respect to the first point, while no need to raise funds through equity financing from the capital markets is expected for the time being, the Target Company has had a sound financial base and therefore there will be no impact on its fund-raising, and, even if fund-raising becomes necessary, financial support can also be expected from the Offeror-Related Group, which has financial strength (the funds required for the Treasury Share Acquisition (approximately JPY 1,550 million) are expected to be covered by the provision of funds from the Offeror to the Target Company (which is expected to be made by way of a third-party allotment of shares to the Offeror, a loan to the Target Company, or both), and will not affect the future cash flows of the Target Company, and therefore the financial soundness and stability of the Target Company are considered to be maintained), (2) with respect to the second point, the impact of delisting, including the impact on recruitment activities, can be kept limited by leveraging the social credibility and fund-raising capability of the Offeror-Related Group, and (3) with respect to the third point, the Target Company has already secured a substantial business foundation, including a certain degree of brand strength, recognition and credibility, through its business activities to date, and has received an explanation from ORIX that ORIX’s basic policy after the privatization is to place importance on enhancing the social value of each existing business by leveraging the current management structure and to maintain the company name, brand and employment and treatment conditions, and therefore it is considered possible not only to prevent adverse effects on stakeholders but also to contribute to further enhancement of the corporate image and brand strength over the medium to long term.

As described above, the Target Company believes that the Transaction, including the Tender Offer, will contribute to the enhancement of the corporate value of the Target Company, and, at the same time, determined that, taking into account the following matters, the Tender Offer Price is a fair price that secures the benefits to be enjoyed by the minority shareholders of the Target Company, and that the Tender Offer will provide the minority shareholders of the Target Company with a reasonable opportunity to sell the Target Company Shares.

(a)

Among the results of the calculation of the share value of the Target Company Shares in the Valuation Report (as defined in “(ii) Obtainment of a share valuation report from an independent financial advisor and third-party valuation institution at the Target Company” in “(3) Measures to secure the fairness of the Tender Offer” below; the same applies hereinafter) described in “(ii) Obtainment of a share valuation report from an independent financial advisor and third-party valuation institution at the Target Company” in “(3) Measures to secure the fairness of the Tender Offer” below, the Tender Offer Price exceeds the upper limit of the range of the calculation results under the Market Price Method and is within the ranges of the calculation results under the Comparable Company Analysis Method and the DCF Method.

(b)

The Tender Offer Price represents a premium of 1.78% over JPY 1,464, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on November 10, 2026, the business day immediately preceding the date of the public announcement of the Tender Offer, a premium of 26.49% over JPY 1,178, the simple average closing price for the past one-month period up to that date, a premium of 41.50% over JPY 1,053, the simple average closing price for the past three-month period up to that date, and a premium of 45.94% over JPY 1,021, the simple average closing price for the past six-month period up to that date, respectively. When such premiums are compared with the median premium levels (the median premium over the closing price on the business day immediately preceding the announcement date (43.93%), the median premium over the simple average closing price for the most recent one-month period (43.35%), the median premium over the simple average closing price for the most recent three-month period (44.70%) and the median premium over the simple average closing price for the most recent six-month period (45.80%)) in 143 cases (the “Recent Similar Cases”) of tender offers announced during the period from June 28, 2019, when the Ministry of Economy, Trade and Industry published the “Fair M&A Guidelines,” to August 30, 2026 (according to the Target Company, excluding tender offers that were not completed, MBO cases, tender offers by a parent company for its subsidiary or affiliate, tender offers relating to the acquisition of treasury shares, tender offers for which there were leak reports prior to the announcement, tender offers for which the support of the target company was not obtained, and tender offers in which the tender offer price represented a discount to the closing price on the business day immediately preceding the announcement date), the premiums over the closing price on the business day immediately preceding the announcement date and over the simple average closing price for the most recent one-month period cannot be said to be at a high level. However, the share price volatility of the Target Company during the recent period (from October 1, 2026 to November 10, 2026; the same applies hereinafter) was 36.82%, whereas the average monthly share price volatility of the Target Company for the most recent six months was 7.34%; thus, the share price volatility during the recent period has been high. Since reports relating to personal information leaks at Japanese companies began to appear around October 2026, the share price increase rate during the recent period of the 34 listed companies (excluding companies listed on the TOKYO PRO Market) classified in the information security industry in “Speeda,” a business information platform for corporations provided by Uzabase, Inc., was 17.63%, the share price increase rate during the recent period of the five companies comparable to the Target Company (the companies selected by Plutus in its share valuation as listed companies engaged in businesses relatively similar to those of the Target Company, namely, a total of five companies consisting of Cybertrust Japan Co., Ltd., AMIYA Corporation, Cyber Security Cloud, Inc. and S&J Corporation, which are classified in the information security industry in “Speeda,” a business information platform for corporations provided by Uzabase, Inc., and Hammock Inc., which is classified in the software (business support) industry therein) was 30.80%, and the Nikkei Stock Average showed a downward trend of minus 12.32% during the recent period. While the Nikkei Stock Average was on a downward trend during the recent period, the share prices of the comparable companies of the Target Company and information security-related stocks as a whole are considered to have been on an upward trend; in light of the fact that, among the 34 information security-related companies and the five comparable companies of the Target Company, only two companies, namely, AMIYA Corporation and GMO GlobalSign Holdings K.K., disclosed during the recent period an upward revision of their earnings forecasts, which could be a factor raising their share prices, it is considered possible that the recent upward trend of information security-related stocks was temporarily affected by reports relating to personal information leaks at Japanese companies. Although the Target Company operates information security-related businesses such as IT infrastructure monitoring, no event that could significantly affect its business results, such as a sharp increase in order volume, has occurred at the Target Company during the recent period, and the Target Company has not made any timely disclosure of content that could raise its share price, including a revision of its earnings forecast; therefore, it is reasonably presumed that the high share price volatility of the Target Company during the recent period is attributable to the effect of trading based on speculative expectations regarding information security-related stocks as a whole. Accordingly, it is not unreasonable to examine the price by taking into account averages over longer periods rather than only the recent share price of the Target Company Shares, so as to reduce the impact of sharp share price fluctuations over a short period. The premium of the Tender Offer Price over the simple average closing price for the past three-month period up to November 10, 2026 (41.50%) is slightly below, but at a level close to, the median premium over the simple average closing price for the most recent three-month period in the Recent Similar Cases (44.70%), and the premium over the simple average closing price for the past six-month period (45.94%) is considered to be at a level comparable to the median premium over the simple average closing price for the most recent six-month period in the Recent Similar Cases (45.80%). Therefore, the premium on the Tender Offer Price can be evaluated as being within the range of reasonable premiums even compared with the Recent Similar Cases.

(c)

The Tender Offer Price exceeds the book value of net assets per share as of the end of the fiscal year ended September 2025 (JPY 409.01), as stated in the Annual Securities Report for the 23rd Fiscal Period (from October 1, 2024 to September 30, 2025) of the Target Company, and JPY 1,488, the highest price of the Target Company Shares during the most recent one-year period.

(d)

The Tender Offer Price was agreed upon as a result of sufficient negotiations between the Target Company and the Offeror with the substantial involvement of the Special Committee, after sufficient measures to ensure the fairness of the transaction terms of the Transaction, including the Tender Offer Price, had been taken, as described in “(3) Measures to secure the fairness of the Tender Offer” below.

(e)

As described in “(i) Establishment of an independent special committee at the Target Company and obtainment of a report from the special committee” in “(3) Measures to secure the fairness of the Tender Offer” below, the written report obtained from the Special Committee (the “Report”) also concludes that the transaction terms of the Transaction, including the Tender Offer Price, are fair.

(f)

As described in “(3) Measures to secure the fairness of the Tender Offer” below, consideration has been given to the interests of the minority shareholders of the Target Company, including that sufficient measures to ensure the fairness of the transaction terms of the Transaction, including the Tender Offer Price, have been taken.

(g)	The Offeror has proposed a two-step acquisition by way of a tender offer with cash as consideration followed by a squeeze-out.

(h)

With respect to the Treasury Share Acquisition, the scheme relating to the Treasury Share Acquisition is a method that is sometimes adopted in going-private transactions of listed companies with major corporate shareholders, and setting a difference between the treasury share acquisition price and the tender offer price is considered to lead to an increase in the tender offer price and to serve the interests of the general shareholders; in addition, the treasury share acquisition prices (JPY 1,195 for the Treasury Share Acquisition Price (Plus Fuji) and JPY 1,388 for the Treasury Share Acquisition Price (HTIO)) are lower than the Tender Offer Price, and, according to the Offeror, they are amounts at which, even when the tax benefits that the Agreed Non-Tendering Shareholders may theoretically enjoy are taken into account to the maximum extent, the after-tax proceeds that the Agreed Non-Tendering Shareholders will receive through the Treasury Share Acquisition will be equal to or less than the after-tax proceeds that they would receive if they tendered their shares in the Tender Offer; therefore, there is nothing unreasonable about the Treasury Share Acquisition, and it is considered to be appropriate.

Based on the above, at the meeting of its board of directors held on November 11, 2026, the Target Company resolved to express its opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer.

(iv)	Management policy following the Tender Offer

ORIX plans to discuss and consider the optimal structure for further promoting the business of the Target Company, based on the concept of realizing the growth of the Target Company through management policies and business strategies that value the corporate philosophy, vision and culture of the Target Company and respect the intentions of the management team of the Target Company.

In addition, after the implementation of the Transaction, it is planned that part-time officers and resident staff will be dispatched to the Target Company from ORIX Group and HC Networks; however, the specific number of persons to be dispatched has not been determined as of today and is to be determined after discussions with the Target Company. On the other hand, there is no intention to significantly change the management structure of the Target Company immediately after the Transaction. With respect to the officer structure of the Target Company after the Transaction, it is envisaged that Mr. Oda, Representative Director, President and COO, and Mr. Yuki Ota, Managing Director, will continue to serve as directors, and the policy regarding the remaining officers will be determined after discussions between ORIX Group and the Target Company.

With respect to the employment and treatment of the employees of the Target Company, it is envisaged that, in principle, the current employment conditions will be maintained after the Transaction and that an environment will be put in place in which the employees can continue to fully demonstrate their abilities and carry out the business operations.

After the implementation of the Transaction, ORIX is also exploring ways to realize synergies with HC Networks, an existing portfolio company of ORIX, and to promote the business by leveraging the resources of ORIX Group, but no decisions have been made as of today.

(3) Measures to secure the fairness of the Tender Offer

As of today, the Offeror does not hold any Target Company Shares, the Tender Offer does not constitute a tender offer by a controlling shareholder, other affiliated company or other person prescribed in the Enforcement Rules for Securities Listing Regulations (of the Tokyo Stock Exchange), and it is not planned that all or part of the management of the Target Company will make a direct or indirect investment in the Offeror; therefore, the Transaction, including the Tender Offer, does not constitute a so-called management buyout (MBO) either.

However, taking into account that (i) it had been envisaged that the Offeror would enter into the Tender/Non-Tender Agreement (Kato Parties) with Mr. Kato, the largest shareholder and the Representative Director of the Target Company, and the Non-Tender Agreement (Hikari Tsushin Group) with the Agreed Non-Tendering Shareholders (Hikari Tsushin Group), including major shareholders of the Target Company, and to agree that the Shares to Be Tendered would be tendered in the Tender Offer and that the Non-Tendered Shares would not be tendered in the Tender Offer, and therefore the interests of the Hikari Tsushin Group and the general shareholders of the Target Company may not necessarily be aligned, and (ii) the Tender Offer is conducted as part of the Transaction aimed at making the Target Company a wholly owned subsidiary of the Offeror, from the perspective of protecting the interests of the shareholders of the Target Company, the Offeror and the Target Company have taken the measures described in (i) through (vi) below in order to ensure the fairness of the Tender Offer, eliminate arbitrariness and the risk of conflicts of interest in the decision-making process leading to the decision to implement the Tender Offer, and ensure the fairness and transparency of the Transaction.

Since, as of today, the Kato Parties and the Hikari Tsushin Group hold a total of 3,341,300 Target Company Shares (ownership ratio: 60.12%), the Offeror believes that setting a minimum number of shares to be purchased corresponding to a so-called “majority of minority” in the Tender Offer would make the completion of the Tender Offer uncertain and might, on the contrary, not serve the interests of the general shareholders who wish to tender their shares in the Tender Offer, and therefore has not set in the Tender Offer a minimum number of shares to be purchased corresponding to a so-called “majority of minority”; however, since the Offeror and the Target Company have taken the measures described in (i) through (vi) below, the Offeror believes that due consideration has been given to the interests of the general shareholders of the Target Company.

Of the following statements, the statements regarding the measures implemented by the Target Company are based on the explanations received from the Target Company.

(i)	Establishment of an independent special committee at the Target Company and obtainment of a report from the special committee

(A)	Background of the establishment, etc.

As described in “(iii) Contents, justification, and reasons for the Target Company’s opinion regarding the Tender Offer” in “(2) Background, purpose, and decision-making process that led the Offeror to make the Tender Offer, and the Offeror’s management policy following the purchase, etc.” above, for the purpose of eliminating arbitrariness in the decision-making process of the Transaction and ensuring fairness, transparency and objectivity, the Target Company resolved, at the meeting of its board of directors held on July 17, 2026, to establish the Special Committee composed of members independent of the Target Company, the Offeror-Related Group, the Kato Parties, the Hikari Tsushin Group and the success or failure of the Transaction (three members: Mr. Nobuyuki Amano, an independent outside director of the Target Company; Mr. Takashi Yuri, an independent outside director of the Target Company; and Mr. Akihiko Mochizuki, an independent outside corporate auditor of the Target Company (Certified Public Accountant, Mochizuki C.P.A. Office)), in order to compose the Special Committee with an appropriate size while ensuring a balance of the knowledge, experience and capabilities of the Special Committee as a whole.

The Target Company then consulted the Special Committee on (1) the legitimacy and reasonableness of the purpose of the Transaction (including whether the Transaction will contribute to the enhancement of the corporate value of the Target Company), (2) the fairness and appropriateness of the transaction terms of the Transaction, (3) the fairness of the procedures for the Transaction, (4) whether it is appropriate for the board of directors of the Target Company to express an opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer, and (5) whether the decision of the board of directors of the Target Company regarding the Transaction is not disadvantageous to the minority shareholders of the Target Company, and commissioned the Special Committee to submit a written report on these matters to the Target Company. In addition, the board of directors of the Target Company resolved that, in expressing its opinion on the Tender Offer, it shall give maximum respect to the report of the Special Committee, and that, if the Special Committee reports to the board of directors of the Target Company that it should not support the Tender Offer or that it should not recommend that shareholders tender their shares, the board of directors of the Target Company shall follow such report and shall not express an opinion in support of the Tender Offer in the former case and shall not recommend that shareholders tender their shares in the latter case, and resolved to grant the Special Committee (a) the authority to substantially participate in the negotiation process regarding the transaction terms of the Transaction, such as by confirming in advance the policy for the negotiations regarding the tender offer price and other transaction terms of the Transaction, receiving timely reports on the status thereof, expressing opinions at important junctures and giving instructions and making requests, (b) the authority to approve (including approval after the fact) the financial advisor and legal advisor of the Target Company, (c) the authority to appoint its own advisors as necessary (provided that, if the Special Committee determines that it can rely on the advisors of the Target Company and seek professional advice or explanations from them because, among other things, the advisors of the Target Company have a high level of expertise and there is no issue with their independence, the Special Committee may seek professional advice or explanations from the advisors of the Target Company; in addition, the reasonable costs of the professional advice of the advisors of the Special Committee shall be borne by the Target Company), and (d) the authority to receive from the officers and employees of the Target Company and other persons deemed necessary by the Special Committee the information necessary for the examination and determination of the Transaction.

As a result of mutual election by the members, Mr. Takashi Yuri was appointed as the chairperson of the Special Committee. The members of the Special Committee have not changed since its establishment. The members of the Special Committee are paid a fixed amount of compensation regardless of the content of the report, and no success fee contingent upon the success or failure, etc. of the Transaction has been adopted.

(B)	Background of the examination

The Special Committee met a total of 12 times, for a total of approximately 14 hours, between August 3, 2026 and November 10, 2026, and, in addition, carefully examined the Consultation Matters by, among other things, receiving reports, holding discussions and making decisions through e-mail as necessary between meetings.

Specifically, the Special Committee received explanations from the Target Company regarding the business and business performance trends of the Target Company, its major management issues, the advantages and disadvantages expected for the business of the Target Company as a result of the Transaction, and the contents and preparation procedures of the Business Plan (as defined above), which serves as the basis for examining the terms of the Transaction, and engaged in question-and-answer sessions. The Special Committee also received explanations from the Offeror and ORIX regarding the process of consideration that led to proposing the Transaction, the details of the measures envisaged after the Transaction, the details and extent of the advantages, disadvantages and other impacts expected from the Transaction, and the management policy of the Target Company planned after the Transaction, and engaged in question-and-answer sessions. Furthermore, the Special Committee received explanations from Plutus, the financial advisor and third-party valuation institution of the Target Company, regarding the calculation of the share value of the Target Company Shares, engaged in question-and-answer sessions regarding the calculation process, and then examined the reasonableness of such calculation results. In conducting the above examinations, the Special Committee received advice as appropriate from City-Yuwa Partners, the legal advisor of the Target Company, regarding the details of the measures to ensure the fairness of the Transaction and the measures to avoid conflicts of interest, including the significance and role of the Special Committee.

The Special Committee also received timely reports from the Target Company on the background and details of the discussions and negotiations between the Target Company and the Offeror and ORIX regarding the Transaction, expressed its opinion to the Target Company on multiple occasions that the Target Company should request the Offeror to increase the Tender Offer Price, and the Target Company negotiated with the Offeror and ORIX in accordance with such opinions; thus, the Special Committee was substantially involved in the negotiation process with the Offeror.

Under the above circumstances, as a result of careful deliberation and examination of the Consultation Matters, on November 10, 2026, the Special Committee submitted to the board of directors of the Target Company the Report, the outline of which is as follows, with the unanimous approval of all members.

(C)	Details of the report

A. The Transaction will contribute to the enhancement of the corporate value of the Target Company, and the purpose of the Transaction is considered to be legitimate and reasonable.

B. The fairness and appropriateness of the terms of the Transaction, including the purchase price in the Tender Offer, are considered to be ensured.

C. In the Transaction, sufficient consideration is considered to have been given to the interests of the shareholders of the Target Company through fair procedures.

D. It is considered appropriate for the board of directors of the Target Company to express an opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer.

E. The decision by the board of directors of the Target Company regarding the Transaction is considered not to be disadvantageous to the minority shareholders of the Target Company.

(D)	Reasons for the report

A.	Legitimacy and reasonableness of the purpose of the Transaction

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The Target Company engages in software and service-related businesses as its business purpose and mainly sells licenses. In the business environment surrounding the Target Company, uncertain factors such as geopolitical risks, exchange rate fluctuations and unstable energy prices still exist, and changes in the business environment, such as the acceleration of digital transformation (DX), the growing importance of green transformation (GX) and the increasing sophistication of cybersecurity measures, have become even more pronounced; in light of these changes, ensuring the reliability, availability, maintainability, integrity and confidentiality of IT infrastructure has become a more important element than ever as the foundation supporting the sustainable growth of companies. In such a business environment, there is considered to be nothing unreasonable about the Target Company treating, as management issues, the securing of SE resources capable of handling IT infrastructure and the development of customers in new industries, in order to (1) build a new business pillar that implements optimal network and security measures based on the status of the IT infrastructure identified through “System Answer” and (2) further expand the “System Answer” business, mainly through the replacement of other companies’ products, with a view to maximizing its corporate value over the medium to long term through sustainable growth.

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The purpose of the Transaction is to proceed with the securing of SE resources capable of handling IT infrastructure and the development of customers in new industries in order to (1) build a new business pillar that implements optimal network and security measures based on the status of the IT infrastructure identified through “System Answer” and (2) further expand the “System Answer” business, mainly through the replacement of other companies’ products, which the Target Company recognizes as important management issues to be addressed in the business environment surrounding the Target Company described above. It is considered difficult to resolve the above management issues promptly on a stand-alone basis; through the Transaction, the Target Company will become a wholly owned subsidiary of the Offeror and will continuously and flexibly coordinate the mutual utilization of management resources, investment, staffing and the like among the Target Company, HC Networks and ORIX Group companies, which will make possible (1) the expansion of the business foundation and creation of economies of scale through the mutual utilization of resources and (2) the improvement of net sales and utilization rates through the sharing of data and know-how and mutual customer referrals, thereby leading to the prompt resolution of the above management issues. In addition, (3) the improvement of operational efficiency and reduction of operating costs and (4) the reduction of listing maintenance costs and administrative burdens are expected to enable the Target Company to efficiently allocate its resources toward resolving the above management issues. Since the policy of enhancing corporate value as a result of the foregoing is reasonable, there is nothing unreasonable about the purpose of the Transaction, and a certain enhancement of corporate value is considered to be expected through the Transaction.

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Taking into account that the disadvantages that would arise for the Target Company and its stakeholders as a result of the Transaction are considered to be (1) an impact on the means of raising funds through equity financing from the capital markets, (2) concerns over securing excellent human resources, which has been supported by the enhanced social credibility and recognition that the Target Company has enjoyed as a listed company, and (3) possible impacts on stakeholders such as shareholders, employees and business partners, the Special Committee held question-and-answer sessions with the officers and employees of the Target Company independent of the Offeror-Related Group, Mr. Kato and the Agreed Non-Tendering Shareholders as to the extent of such disadvantages. As a result, with respect to (1), the Special Committee received an explanation that, while no need to raise funds through equity financing from the capital markets is expected for the time being, the Target Company has had a sound financial base and therefore there will be no impact on its fund-raising, and, even if fund-raising becomes necessary, financial support can also be expected from the Offeror-Related Group, which has financial strength. The Special Committee also received an explanation that the funds required for the Treasury Share Acquisition (approximately JPY 1,550 million) are expected to be covered by the provision of funds from the Offeror to the Target Company (which is expected to be made by way of a third-party allotment of shares to the Offeror, a loan to the Target Company, or both), and will not affect the future cash flows of the Target Company, and therefore the financial soundness and stability of the Target Company are considered to be maintained. Next, with respect to (2), the Special Committee received an explanation that the impact of delisting, including the impact on recruitment activities, can be kept limited by leveraging the social credibility and fund-raising capability of the Offeror-Related Group. With respect to (3), the Special Committee received an explanation that the Target Company has already secured a substantial business foundation, including a certain degree of brand strength, recognition and credibility, through its business activities to date, and has received an explanation from ORIX that ORIX’s basic policy after the privatization is to place importance on enhancing the social value of each existing business by leveraging the current management structure and to maintain the company name, brand and employment and treatment conditions, and therefore it is considered possible not only to prevent adverse effects on stakeholders but also to contribute to further enhancement of the corporate image and brand strength over the medium to long term. According to the question-and-answer sessions with the Target Company, the Target Company believes that no disadvantages are expected to arise in any of the above respects, that, even if disadvantages were to arise, their impact would be limited, and that the significance of continuing to maintain the listing of its shares is not necessarily great. In light of the above explanations, although disadvantages may arise from the Target Company being taken private through the Transaction, their extent is considered to be limited.

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As described above, there is nothing unreasonable about the business environment and management issues surrounding the Target Company as recognized by the Target Company, any disadvantages arising from the Target Company being taken private through the Transaction would be limited even if they were to arise, and a certain enhancement of corporate value is considered to be expected through the Transaction; therefore, the purpose of the Transaction is recognized as legitimate and reasonable.

B.	Fairness and appropriateness of the terms of the Transaction

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In expressing its opinion on the Tender Offer, the Target Company requested Plutus, its financial advisor and third-party valuation institution independent of the Target Company, the Offeror-Related Group, the Kato Parties and the Hikari Tsushin Group, to calculate the share value of the Target Company, and obtained the Valuation Report dated November 10, 2026. In addition, the Special Committee received explanations from Plutus regarding matters relating to the calculation of the share value of the Target Company Shares, such as the reasons for selecting the calculation methods, the analysis of the calculation results and the premium levels in recent similar cases, while also taking into account the advice from a financial perspective, held repeated question-and-answer sessions with Plutus, and examined the contents of the Valuation Report. As a result, the Special Committee concluded that the Market Price Method, the Comparable Company Analysis Method and the DCF Method, which are the methods used by Plutus to calculate the share value, are general and reasonable methods in light of current practice, and that the details of the calculation under the DCF Method are also appropriate in light of current practice. Furthermore, with respect to the Comparable Company Analysis Method, the Special Committee received an explanation from Plutus to the effect that the comparable companies and the method of selecting them were adopted taking into account, among other things, the Target Company’s recognition and the evaluation by the market, and confirmed that there is nothing particularly unreasonable about such comparable companies and their selection method. Next, with respect to the Business Plan on which Plutus based its calculation under the DCF Method, the Special Committee received explanations from the Target Company regarding its material assumptions and the background of its preparation, including that it was prepared on August 13, 2026, after the receipt of the initial letter of intent from ORIX, without assuming the implementation of the Transaction, held question-and-answer sessions and confirmed their reasonableness, and confirmed that neither the Offeror-Related Group nor Mr. Kato, including Mr. Kato among the management of the Target Company, who may have interests in the Transaction different from those of the minority shareholders of the Target Company, was involved in any way in its preparation process; thus, the Special Committee received explanations regarding its contents, preparation process and other matters and confirmed the reasonableness of its contents, while also taking into account the advice from a financial perspective received from Plutus. Specifically, since the Business Plan was prepared for the purpose of objectively and reasonably verifying the appropriateness of the transaction terms of the Transaction, and there are no circumstances suggesting that there was any undue interference in its preparation process by the Offeror-Related Group, Mr. Kato (including Mr. Kato among the management of the Target Company, who may have interests in the Transaction different from those of the minority shareholders of the Target Company) or the Agreed Non-Tendering Shareholders, the Special Committee confirmed that there is nothing particularly unreasonable about the purpose of preparation, preparation procedures and contents of the Business Plan of the Target Company. In addition, in light of the valuation of the Target Company Shares in the Valuation Report, the Special Committee confirmed that the purchase price in the Tender Offer is reasonable, since it exceeds the upper limit of the range of the calculation results under the Market Price Method and is within the ranges of the calculation results under the Comparable Company Analysis Method and the DCF Method.

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The Tender Offer Price represents a premium of 1.78% over JPY 1,464, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on November 10, 2026, the business day immediately preceding the date of the public announcement of the Tender Offer, a premium of 26.49% over JPY 1,178, the simple average closing price for the past one-month period up to that date, a premium of 41.50% over JPY 1,053, the simple average closing price for the past three-month period up to that date, and a premium of 45.94% over JPY 1,021, the simple average closing price for the past six-month period up to that date, respectively. When such premiums are compared with the median premium levels (the median premium over the closing price on the business day immediately preceding the announcement date (43.93%), the median premium over the simple average closing price for the most recent one-month period (43.35%), the median premium over the simple average closing price for the most recent three-month period (44.70%) and the median premium over the simple average closing price for the most recent six-month period (45.80%)) in the Recent Similar Cases, the premiums over the closing price on the business day immediately preceding the announcement date and over the simple average closing price for the most recent one-month period cannot be said to be at a high level. However, the share price volatility of the Target Company during the recent period was 36.82%, whereas the average monthly share price volatility of the Target Company for the most recent six months was 7.34%; thus, the share price volatility during the recent period has been high. Since reports relating to personal information leaks at Japanese companies began to appear around October 2026, the share price increase rate during the recent period of the 34 listed companies (excluding companies listed on the TOKYO PRO Market) classified in the information security industry in “Speeda,” a business information platform for corporations provided by Uzabase, Inc., was 17.63%, the share price increase rate during the recent period of the five companies comparable to the Target Company (the companies selected by Plutus in its share valuation as listed companies engaged in businesses relatively similar to those of the Target Company, namely, a total of five companies consisting of Cybertrust Japan Co., Ltd., AMIYA Corporation, Cyber Security Cloud, Inc. and S&J Corporation, which are classified in the information security industry in “Speeda,” a business information platform for corporations provided by Uzabase, Inc., and Hammock Inc., which is classified in the software (business support) industry therein) was 30.80%, and the Nikkei Stock Average showed a downward trend of minus 12.32% during the recent period. While the Nikkei Stock Average was on a downward trend during the recent period, the share prices of the comparable companies of the Target Company and information security-related stocks as a whole are considered to have been on an upward trend; in light of the fact that, among the 34 information security-related companies and the five comparable companies of the Target Company, only two companies, namely, AMIYA Corporation and GMO GlobalSign Holdings K.K., disclosed during the recent period an upward revision of their earnings forecasts, which could be a factor raising their share prices, it is considered possible that the recent upward trend of information security-related stocks was temporarily affected by reports relating to personal information leaks at Japanese companies. Although the Target Company operates information security-related businesses such as IT infrastructure monitoring, no event that could significantly affect its business results, such as a sharp increase in order volume, has occurred at the Target Company during the recent period, and the Target Company has not made any timely disclosure of content that could raise its share price, including a revision of its earnings forecast; therefore, it is reasonably presumed that the high share price volatility of the Target Company during the recent period is attributable to the effect of trading based on speculative expectations regarding information security-related stocks as a whole. Accordingly, it is not unreasonable to examine the price by taking into account averages over longer periods rather than only the recent share price of the Target Company Shares, so as to reduce the impact of sharp share price fluctuations over a short period. The premium of the Tender Offer Price over the simple average closing price for the past three-month period up to November 10, 2026 (41.50%) is slightly below, but at a level close to, the median premium over the simple average closing price for the most recent three-month period in the Recent Similar Cases (44.70%), and the premium over the simple average closing price for the past six-month period (45.94%) is considered to be at a level comparable to the median premium over the simple average closing price for the most recent six-month period in the Recent Similar Cases (45.80%). Therefore, the premium on the Tender Offer Price can be evaluated as being within the range of reasonable premiums even compared with the Recent Similar Cases.

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The Tender Offer Price (JPY 1,490) exceeds the book value of net assets per share as of the end of the fiscal year ended September 2025 (JPY 409.01), as stated in the Annual Securities Report for the 23rd Fiscal Period (from October 1, 2024 to September 30, 2025). Therefore, the appropriateness of the transaction terms of the Transaction is also recognized in relation to the price-to-book ratio (PBR).

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As described above, the Tender Offer Price (JPY 1,490) exceeds JPY 1,488, the highest price of the Target Company Shares during the most recent one-year period, including the recent period during which the share price of the Target Company has risen sharply. Therefore, the appropriateness of the transaction terms of the Transaction is also recognized in relation to the highest price during the most recent one-year period.

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The discussions and negotiations regarding the tender offer price between the Target Company and the Offeror and ORIX were mainly handled by Plutus, an experienced financial advisor engaged by the Target Company, and the Special Committee, among other things, received advice from Plutus on the negotiation policy from a financial perspective, gave instructions on the negotiation policy and received reports on the negotiation process. In addition, the Special Committee was established promptly after ORIX made its initial proposal for the Transaction, received explanations of the negotiation policy and other matters from Plutus from an early stage, and held discussions on multiple occasions on whether the Tender Offer Price is an appropriate and fair price that secures the benefits to be enjoyed by the minority shareholders of the Target Company, based on Plutus’s preliminary share value estimates of the Target Company Shares. Specifically, the Special Committee gave instructions to Plutus under the policy of conducting discussions and negotiations with the Offeror based on, among other things, Plutus’s share value estimates, the premium levels in recent similar cases and the recent trends in the share price of the Target Company, and proceeded with negotiations with the Offeror and ORIX. Through such negotiations, the Special Committee has, as a result, achieved an increase in the price of approximately 14.62% (JPY 190) from the initial proposal. In addition, of the seven directors of the Target Company, Mr. Kato, the Representative Director, Chairman and CEO of the Target Company, in view of the fact that he is expected to enter into a tender agreement with the Offeror, has not participated at all in the deliberation and resolution of the proposal relating to the expression of opinion on the Tender Offer at the board of directors of the Target Company from the perspective of avoiding any doubt of conflicts of interest, nor has he participated at all in the discussions and negotiations with the Offeror regarding the Transaction from the standpoint of the Target Company. In addition, no specific circumstances casting doubt on the fairness of the process for determining the Tender Offer Price have been found. As described above, the process for determining the Tender Offer Price was conducted with the Special Committee receiving timely reports on the status of negotiations and expressing opinions, giving instructions and making requests to the Target Company and Plutus at important junctures; it is therefore recognized that the process was conducted with the substantial involvement of the Special Committee, that reasonable efforts were made with the aim of conducting the Transaction on terms as favorable as possible for the minority shareholders, that the process was conducted excluding the involvement of the management of the Target Company in a structural conflict of interest with the Target Company, and that sincere negotiations were conducted under circumstances ensuring a situation that can be regarded as equivalent to an arm’s length transaction; therefore, the process can be evaluated as fair.

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The Offeror and ORIX proposed a two-step acquisition by way of a tender offer with cash as consideration followed by a squeeze-out through a share consolidation (the Squeeze-Out Procedures). The method of conducting a tender offer as the first step and the Squeeze-Out Procedures as the second step is commonly adopted in transactions aimed at taking shares private, and it is possible to file a petition with the court for a determination of the price following a demand for share purchase. In addition, since the consideration to be received is cash, the method of the Transaction, consisting of a tender offer followed by a squeeze-out, is considered preferable to other methods such as a share exchange from the perspectives of the ease of understanding of the consideration and the stability and objectivity of its value. Accordingly, there is nothing unreasonable about the method of the Transaction, including the type of consideration.

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The scheme relating to the Treasury Share Acquisition is a method that is sometimes adopted in going-private transactions of listed companies with major corporate shareholders, and setting a difference between the treasury share acquisition price and the tender offer price is considered to lead to an increase in the tender offer price and to serve the interests of the general shareholders. In addition, the treasury share acquisition prices (JPY 1,195 for the Treasury Share Acquisition Price (Plus Fuji) and JPY 1,388 for the Treasury Share Acquisition Price (HTIO)) are lower than the Tender Offer Price. Further, the Special Committee has confirmed that, according to the Offeror, they are amounts at which, even when the tax benefits that the Agreed Non-Tendering Shareholders may theoretically enjoy are taken into account to the maximum extent, the after-tax proceeds that the Agreed Non-Tendering Shareholders will receive through the Treasury Share Acquisition will be equal to or less than the after-tax proceeds that they would receive if they tendered their shares in the Tender Offer. Accordingly, there is nothing unreasonable about the Treasury Share Acquisition following the Tender Offer and the Squeeze-Out Procedures, and it is considered to be appropriate.

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Having examined the above points, the Special Committee came to the determination that the Tender Offer Price is not unreasonable, taking into account that (1) the Tender Offer Price can be said to be appropriate in light of the calculation results of the Valuation Report of Plutus, an independent third-party valuation institution (it exceeds the upper limit of the range of the calculation results under the Market Price Method and is within the ranges of the calculation results under the Comparable Company Analysis Method and the DCF Method); (2) although the premium level of the Tender Offer Price, when compared with the premium levels of similar cases, cannot be said to be at a high level in terms of the closing price on the business day immediately preceding the announcement date and the simple average closing price for the most recent one-month period, the share price volatility of the Target Company during the most recent one-month period has been high and it is reasonably presumed that this is attributable to the effect of trading based on speculative expectations regarding information security-related stocks as a whole, so that it is not unreasonable to examine the price by taking into account averages over longer periods rather than only the recent share price of the Target Company Shares so as to reduce the impact of sharp share price fluctuations over a short period, and the premium of the Tender Offer Price over the simple average closing price for the past three-month period up to November 10, 2026 (41.50%) is slightly below, but at a level close to, the median premium over the simple average closing price for the most recent three-month period in recent similar cases (44.70%), and the premium of the Tender Offer Price over the simple average closing price for the past six-month period up to November 10, 2026 (45.94%) is considered to be at a level comparable to the median premium over the simple average closing price for the most recent six-month period in recent similar cases (45.80%), and therefore the premium on the Tender Offer Price can be evaluated as being within the range of reasonable premiums even compared with recent similar cases; (3) the Tender Offer Price exceeds the consolidated book value of net assets per share of the Target Company as of the end of the fiscal year ended September 2025; (4) the Tender Offer Price exceeds JPY 1,488, the highest price of the Target Company Shares during the most recent one-year period; and (5) the negotiations with the Offeror and ORIX were conducted, after excluding the involvement of Mr. Kato from the perspective of eliminating as much as possible the risk of being affected by structural conflict of interest issues, under the negotiation policy determined by the Special Committee and in accordance with its instructions, and, as a result of the negotiations with the Offeror and ORIX, an increase of approximately 14.62% (JPY 190) in the Tender Offer Price from the initial proposal was achieved, and therefore consideration has also been given in this case to the minority shareholders enjoying all of the value that can be realized without the Transaction and an appropriate portion of the value that cannot be realized without the Transaction (i.e., a fair distribution of the increase in corporate value to the minority shareholders). In addition, in light of the fact that, in addition to (1) through (5) above, there is nothing unreasonable about (6) the method of the Transaction, including the type of consideration, or (7) the Treasury Share Acquisition following the Tender Offer and the Squeeze-Out Procedures, the Special Committee came to the determination that the fairness and appropriateness of the terms of the Transaction have been ensured from the perspective of serving the interests of the minority shareholders of the Target Company.

C.	Fairness of the procedures relating to the Transaction

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In light of the facts that (1) the board of directors of the Target Company established the Special Committee, which is independent of the Target Company, the Offeror-Related Group, Mr. Kato, the Hikari Tsushin Group and the success or failure of the Transaction, (2) in the course of examining the Transaction, the Target Company received advice from City-Yuwa Partners, its legal advisor, and Plutus, its financial advisor and third-party valuation institution, each independent of the Target Company, the Offeror-Related Group, Mr. Kato and the Hikari Tsushin Group, (3) the Target Company obtained the Valuation Report from Plutus, a third-party valuation institution independent of the Target Company, the Offeror-Related Group, Mr. Kato and the Hikari Tsushin Group, (4) from the perspective of eliminating as much as possible the risk of being affected by structural conflict of interest issues in the Transaction, Mr. Kato, the Representative Director, Chairman and CEO of the Target Company, has not participated in the deliberation and resolution of the proposals relating to the Transaction at the board of directors of the Target Company, nor has he participated at all in the discussions and negotiations with the Offeror and ORIX from the standpoint of the Target Company, (5) an indirect market check will be conducted, (6) an opportunity for the minority shareholders to make an appropriate decision based on sufficient information is ensured, and (7) the legality of the squeeze-out procedures is also ensured so that no issue of coercion will arise in the Transaction, the Special Committee came to the determination that sufficient consideration has been given to the interests of the minority shareholders of the Target Company through fair procedures in the Transaction, including the Tender Offer.

•

In addition, taking into account that (1) the “Fair M&A Guidelines – Enhancing Corporate Value and Securing Shareholders’ Interests –” published by the Ministry of Economy, Trade and Industry on June 28, 2019 also point out the concern that, where the ratio of the shares of the target company already held by the acquirer is high, setting a “majority of minority” condition may impede the completion of M&A transactions that contribute to the enhancement of corporate value, (2) setting a “majority of minority” condition would raise the hurdle for the successful completion of the Tender Offer, which may cause disadvantages to the minority shareholders, and (3) the measures to ensure fairness other than a “majority of minority” condition have been appropriately taken, the fact that no “majority of minority” condition has been set in the Transaction is also considered not to be unreasonable.

D.	Conclusion

•

As a result of the above examination, the Special Committee determined that the Transaction will contribute to the enhancement of the corporate value of the Target Company, that its purpose is recognized as legitimate and reasonable, and that, from the perspective of serving the interests of the minority shareholders of the Target Company, the fairness and appropriateness of the transaction terms and the fairness of the procedures are also recognized. Accordingly, since (a) the Transaction will contribute to the enhancement of the corporate value of the Target Company and the purpose of the Transaction is recognized as legitimate and reasonable, and (b) in the Transaction, including the Tender Offer, the appropriateness of the terms of the Transaction, including the purchase price in the Tender Offer, and the fairness of the procedures are ensured and consideration is considered to have been given to the interests of the minority shareholders of the Target Company, the Special Committee believes that it is appropriate for the board of directors of the Target Company to express an opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer, and that adopting a resolution to such effect is not disadvantageous to the minority shareholders of the Target Company. The Special Committee also believes that a decision regarding the Squeeze-Out Procedures, which are planned to be implemented after the Tender Offer for the purpose of taking the Target Company Shares private, is not disadvantageous to the minority shareholders of the Target Company.

(ii)	Obtainment of a share valuation report from an independent financial advisor and third-party valuation institution at the Target Company

(A)	Name of the third-party valuation institution and its relationship with the Target Company and the Offeror

The Target Company appointed Plutus as its financial advisor and third-party valuation institution independent of the Target Company, the Offeror-Related Group, the Kato Parties and the Hikari Tsushin Group, received from Plutus advice and assistance from a financial perspective, including the valuation of the Target Company Shares and advice on the negotiation policy with the Offeror and ORIX, and obtained the share valuation report (the “Valuation Report”) dated November 10, 2026. Plutus is not a related party of the Target Company, the Offeror-Related Group, the Kato Parties or the Hikari Tsushin Group, and does not have any material interest in the Transaction, including the Tender Offer. In addition, the compensation of Plutus for the Transaction consists solely of a fixed fee payable regardless of the success or failure of the Transaction, and no success fee contingent upon the completion of the Transaction has been adopted. The Special Committee has also confirmed at its meeting that there is no issue with the independence and expertise of Plutus. In addition, since the Target Company determined that measures to ensure the fairness of the Tender Offer Price and measures to avoid conflicts of interest have been taken and that the fairness of the Transaction is sufficiently ensured, the Target Company has not obtained from Plutus an opinion on the fairness of the Tender Offer Price (fairness opinion).

(B)	Outline of the valuation

After examining the valuation methods to be adopted in calculating the share value of the Target Company from among multiple valuation methods, based on the view that it is appropriate to evaluate the share value of the Target Company from multiple perspectives on the premise that the Target Company is a going concern, Plutus calculated the share value of the Target Company using, respectively, the Market Price Method because the Target Company Shares are listed on the Standard Market of the Tokyo Stock Exchange, the Comparable Company Analysis Method because there are multiple comparable listed companies and it is possible to infer the share value by comparison with the market value of comparable listed companies, and the DCF Method in order to reflect the status of the future business activities of the Target Company in the calculation.

In the Valuation Report, the ranges of the value per Target Company Share calculated based on each of the above methods are as follows.

Market Price Method:	JPY 1,021 to JPY 1,464

Comparable Company Analysis Method:	JPY 1,208 to JPY 1,789

DCF Method:	JPY 1,203 to JPY 1,923

Under the Market Price Method, using November 10, 2026 as the base date, the range of the value per Target Company Share was calculated to be from JPY 1,021 to JPY 1,464, based on the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on the base date of JPY 1,464, the simple average closing price for the past one month of JPY 1,178, the simple average closing price for the past three months of JPY 1,053 and the simple average closing price for the past six months of JPY 1,021.

Under the Comparable Company Analysis Method, the range of the value per Target Company Share was calculated to be from JPY 1,208 to JPY 1,789 through a comparison with the market share prices and financial indicators showing profitability of listed companies engaged in businesses relatively similar to those of the Target Company.

Under the DCF Method, on the premise of various factors such as the revenue forecasts and investment plans based on the Business Plan and publicly available information, the corporate value and share value of the Target Company were calculated by discounting the free cash flows in the Business Plan to present value at a certain discount rate, and the range of the value per Target Company Share was calculated to be from JPY 1,203 to JPY 1,923. In calculating the share value, of the cash and deposits held by the Target Company, an amount equivalent to 7% of the most recent actual net sales has been deducted from non-operating assets as cash and deposits necessary for business operations, in light of cash flows. The financial forecasts used by Plutus for the calculation under the DCF Method include fiscal years in which a significant increase or decrease in operating profit and free cash flow is expected. Specifically, although working capital is expected to increase temporarily due to the recording of sales from a large project expected in the fourth quarter of the fiscal year ended September 2026, working capital is expected to decrease in the following fiscal year ending September 2027 as a reaction thereto, and therefore free cash flow is expected to increase by JPY 452 million year on year. In addition, with respect to operating profit, significant increases or decreases are not expected throughout the plan period.

The Business Plan was prepared on a stand-alone basis, regardless of the Transaction, by the Target Company’s own personnel independent of the Offeror-Related Group, the Kato Parties and the Hikari Tsushin Group, and the Target Company has determined that the independence of the preparation process is recognized. In addition, the Special Committee engaged in question-and-answer sessions with the Target Company regarding the contents and preparation process of the Business Plan, and confirmed that there is no unreasonable point in light of the interests of the general shareholders of the Target Company. The Business Plan was not prepared on the premise of the implementation of the Transaction, and the synergies expected to be realized through the Transaction are not taken into account in the financial forecasts.

(Note)

In calculating the share value of the Target Company, Plutus has, in principle, adopted the information provided by the Target Company and publicly available information as is, and has relied on the assumption that all such materials and information are accurate and complete and that there is no fact undisclosed to Plutus that may have a material impact on the analysis and calculation of the Tender Offer Price, and has not independently verified the accuracy thereof. In addition, Plutus has assumed that the information regarding the financial forecasts of the Target Company has been reasonably prepared based on the best forecasts and judgments currently available to the management of the Target Company, and that the management of the Target Company has reviewed its contents and approved its use in the valuation by Plutus. Plutus has not independently evaluated or assessed the assets and liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of the Target Company, nor has it requested any appraisal or assessment from a third-party institution. Further, although Plutus has assumed that the information regarding the financial forecasts of the Target Company has been reasonably prepared based on the best forecasts and judgments currently available to the management of the Target Company, the Special Committee has held question-and-answer sessions with the Target Company regarding such financial forecasts and confirmed the reasonableness of their contents, assumptions and other matters. In addition, Plutus has held question-and-answer sessions with the Target Company regarding the Business Plan on which its calculation was based, and analyzed and examined its contents.

(iii)	Advice from an independent law firm at the Target Company

The Target Company appointed City-Yuwa Partners as its external legal advisor independent of the Target Company, the Offeror-Related Group, the Kato Parties and the Hikari Tsushin Group, and has received from City-Yuwa Partners legal advice, including advice on the measures to be taken to ensure the fairness of the procedures in the Transaction, the various procedures of the Transaction, and the method and process of the decision-making of the Target Company regarding the Transaction. City-Yuwa Partners is not a related party of the Target Company, the Offeror-Related Group, the Kato Parties or the Hikari Tsushin Group, and does not have any material interest in the Transaction, including the Tender Offer. In addition, the compensation of City-Yuwa Partners is calculated by multiplying the hours worked by hourly rates, regardless of the success or failure of the Transaction, and does not include any success fee contingent upon the completion of the Transaction. The Special Committee has also confirmed at its meeting that there is no issue with the independence and expertise of City-Yuwa Partners.

(iv)	Establishment of an independent examination framework at the Target Company

From the perspective of avoiding the risk of conflicts of interest, the Target Company established within the Target Company, as a framework for examining, negotiating and making decisions regarding the Transaction from a position independent of the Offeror-Related Group, the Kato Parties and the Hikari Tsushin Group, the secretariat and project members of the Special Committee, consisting of a total of four persons, namely, two directors of the Target Company (Mr. Oda and Mr. Yuki Ota) and two employees of the Target Company. As described in “(iv) Management policy following the Tender Offer” in “(2) Background, purpose, and decision-making process that led the Offeror to make the Tender Offer, and the Offeror’s management policy following the purchase, etc.” above, the Offeror envisages that Mr. Oda and Mr. Yuki Ota will continue to serve as directors of the Target Company under the officer structure of the Target Company after the Transaction; however, no agreement has been reached and no confirmation of intention has been made between the Offeror and Mr. Oda and Mr. Yuki Ota regarding the two of them continuing to serve as directors of the Target Company after the Transaction, and this remains undetermined. Therefore, the Target Company considers that the two of them cannot be said to have interests in the Transaction different from those of the general shareholders of the Target Company, and has included both of them in the secretariat and project members of the Special Committee.

Specifically, since Mr. Kato, the Representative Director, Chairman and CEO of the Target Company, is expected to enter into the Tender/Non-Tender Agreement (Kato Parties) with the Offeror, and Mr. Kato may therefore have interests in the Transaction different from those of the general shareholders of the Target Company, taking into account advice from City-Yuwa Partners, Mr. Kato has not been involved in the examination, negotiation and decision-making regarding the Transaction at the Target Company, nor in the discussions and negotiations with the Offeror and ORIX regarding the Transaction from the standpoint of the Target Company, and such treatment has been continued up to today. The Special Committee has confirmed that there is no issue with such examination framework from the perspective of independence and fairness.

(v)	Approval of all non-interested directors and opinion of all non-interested corporate auditors of the Target Company that they have no objection

The Target Company carefully discussed and examined the terms and conditions of the Transaction, including the Tender Offer, while taking into account the Valuation Report obtained from Plutus and the legal advice from City-Yuwa Partners, and while giving maximum respect to the contents of the Report submitted by the Special Committee. As a result, as described in “(C) Details of the determination” in “(iii) Contents, justification, and reasons for the Target Company’s opinion regarding the Tender Offer” in “(2) Background, purpose, and decision-making process that led the Offeror to make the Tender Offer, and the Offeror’s management policy following the purchase, etc.” above, the Target Company determined that the Transaction will contribute to the enhancement of the corporate value of the Target Company and that the transaction terms of the Transaction, including the Tender Offer Price, are fair, and, at the meeting of its board of directors held on November 11, 2026, resolved, with the unanimous approval of all directors of the Target Company who participated in the deliberation and resolution (six directors, excluding Mr. Kato, out of seven directors), to express its opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer. In addition, all three corporate auditors of the Target Company attended the above meeting of the board of directors and expressed their opinion that they had no objection to the above resolution.

At the above meeting of the board of directors, out of the seven directors of the Target Company, Mr. Kato, in view of the fact that he is expected to enter into the Tender/Non-Tender Agreement (Kato Parties) with the Offeror, did not participate at all in the deliberation and resolution of the proposal relating to the expression of opinion on the Tender Offer at the board of directors of the Target Company from the perspective of avoiding any doubt of conflicts of interest, nor has he participated at all in the discussions and negotiations with the Offeror regarding the Transaction from the standpoint of the Target Company.

(vi)	Measures to ensure that the shareholders of the Target Company have an opportunity to make an appropriate decision as to whether to tender their shares in the Tender Offer

As described in “(4) Policy for reorganization, etc. following the Tender Offer” below, the Offeror has ensured that the shareholders of the Target Company have an opportunity to make an appropriate decision as to whether to tender their shares in the Tender Offer, and thereby given consideration to preventing coercion, by (i) planning to request the Target Company, promptly after the completion of the settlement of the Tender Offer, to hold the Extraordinary Shareholders’ Meeting, the agenda of which includes proposals for the Share Consolidation of the Target Company Shares and a partial amendment to the articles of incorporation to abolish the provision on the number of shares constituting one unit, subject to the Share Consolidation becoming effective, and not adopting any method under which the right to demand share purchase or the right to request a determination of the price is not secured for the shareholders of the Target Company who did not tender their shares in the Tender Offer, and (ii) clarifying that the money to be delivered as consideration upon the Share Consolidation to the shareholders of the Target Company who did not tender their shares in the Tender Offer (excluding the Offeror, the Target Company, Plus Fuji and HTIO) will be calculated to be equal to the price obtained by multiplying the Tender Offer Price by the number of Target Company Shares held by each such shareholder.

In addition, while the shortest purchase period for a tender offer prescribed by laws and regulations is 20 business days, the Offeror has set the purchase period in the Tender Offer (the “Tender Offer Period”) at 30 business days. By setting the Tender Offer Period longer than the shortest period prescribed by laws and regulations in this manner, the Offeror intends to ensure that the shareholders of the Target Company have an appropriate opportunity to make a decision on whether to tender their shares in the Tender Offer and to ensure an opportunity for competing purchases, etc., thereby ensuring the fairness of the Tender Offer.

Furthermore, the Offeror and the Target Company have not entered into any agreement that would restrict a competing takeover offeror (a “Competing Offeror”) from contacting the Target Company, such as an agreement containing a deal protection clause that would prohibit the Target Company from contacting a Competing Offeror, and, together with the setting of the above Tender Offer Period, have given consideration to ensuring the fairness of the Tender Offer by ensuring opportunities for competing purchases, etc.

(4)	Policy for reorganization, etc. following the Tender Offer

As described in “(1) Overview of the purpose of the Tender Offer” above, the Offeror plans to implement, promptly after the completion of the settlement of the Tender Offer, the Squeeze-Out Procedures to make the Offeror, Plus Fuji and HTIO the only shareholders of the Target Company by the following method.

Specifically, the Offeror plans to request the Target Company to hold an extraordinary shareholders’ meeting (the “Extraordinary Shareholders’ Meeting”), the agenda of which includes proposals for a consolidation of the Target Company Shares pursuant to Article 180 of the Companies Act (the “Share Consolidation”) and a partial amendment to the articles of incorporation to abolish the provision on the number of shares constituting one unit, subject to the Share Consolidation becoming effective.

The Target Company intends to comply with such request from the Offeror, and the timing of holding the Extraordinary Shareholders’ Meeting has not been determined at this time, but it is planned to be held around mid-February 2027. The specific procedures, timing of implementation and other matters will be promptly announced by the Target Company once determined after consultation with the Offeror. The Offeror, Plus Fuji and the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) plan to vote in favor of each of the above proposals at the Extraordinary Shareholders’ Meeting.

In addition, from the perspective of enhancing the corporate value of the Target Company, the Offeror believes it is desirable to hold the Extraordinary Shareholders’ Meeting as early as possible, and plans to request the Target Company to give public notice of the setting of a record date during the Tender Offer Period so that a date close to and after the Settlement Commencement Date will be the record date for the Extraordinary Shareholders’ Meeting. If the proposal for the Share Consolidation is approved at the Extraordinary Shareholders’ Meeting, the shareholders of the Target Company will, on the date on which the Share Consolidation becomes effective, hold the number of Target Company Shares corresponding to the ratio of the Share Consolidation approved at the Extraordinary Shareholders’ Meeting. If any fraction of less than one share arises in the number of shares as a result of implementing the Share Consolidation, the shareholders of the Target Company holding such fractions will receive the cash obtained by selling to the Target Company or the Offeror the number of Target Company Shares equivalent to the total of such fractions (if the total includes any fraction of less than one share, such fraction will be rounded down; the same applies hereinafter) in accordance with the procedures prescribed in Article 235 of the Companies Act and other relevant laws and regulations.

The Offeror plans to request the Target Company to file a petition with the court for permission for a voluntary sale after calculating the sale price of the Target Company Shares equivalent to the total of such fractions so that the amount of cash to be delivered, as a result of such sale, to the shareholders of the Target Company who did not tender their shares in the Tender Offer (excluding the Offeror, the Target Company, Plus Fuji and HTIO) will be equal to the price obtained by multiplying the Tender Offer Price by the number of Target Company Shares held by such shareholders. In addition, although the ratio of the Share Consolidation of the Target Company Shares has not been determined as of today, the Offeror plans to request the Target Company to determine the ratio such that the number of Target Company Shares held by the shareholders of the Target Company who did not tender their shares in the Tender Offer (excluding the Offeror, the Target Company, Plus Fuji and HTIO) will be a fraction of less than one share, so that only the Offeror, Plus Fuji and HTIO will own all of the Target Company Shares (excluding treasury shares held by the Target Company). According to the Target Company Press Release, if the Tender Offer is successfully completed, the Target Company intends to comply with these requests from the Offeror.

If, as of immediately prior to the Share Consolidation becoming effective, there exists, or is expected to exist, any shareholder (excluding the Offeror, Plus Fuji and HTIO) holding a number of Target Company Shares equal to or greater than the number of Target Company Shares held by either Plus Fuji or HTIO, then, in order to avoid, to the extent possible, the existence of any shareholder of the Target Company other than the Offeror, Plus Fuji and HTIO after the Share Consolidation and to enhance the stability of the Squeeze-Out Procedures, the Offeror may request both or either of Plus Fuji and HTIO to enter into a loan-for-consumption agreement with the Offeror with respect to the Target Company Shares and, in accordance with the provisions of such agreement, to implement, prior to the Share Consolidation becoming effective, (i) a share lending transaction under which they borrow free of charge a portion of the Target Company Shares held by the Offeror, or (ii) a share lending transaction under which both or either of Plus Fuji and HTIO lend free of charge all of the Target Company Shares held by them to the Offeror ((i) and (ii) are collectively referred to as the “Share Lending Transaction”). If the Share Lending Transaction is implemented, in order to enable the borrower under the Share Lending Transaction to return to the lender under the Share Lending Transaction, after the Share Consolidation becomes effective, Target Company Shares of a value equivalent to the borrowed Target Company Shares, the Offeror plans to request the Target Company to implement a share split of the Target Company Shares (the “Share Split”) with a record date and at a ratio to be separately designated by the Offeror. In addition, the Offeror plans (i) to request Plus Fuji and HTIO that the borrower under the Share Lending Transaction unwind the Share Lending Transaction as promptly as practicable after the Share Split becomes effective and return to the Offeror a number of Target Company Shares having a value substantially equivalent to the Target Company Shares lent under the Share Lending Transaction, or (ii) to unwind the Share Lending Transaction as promptly as practicable after the Share Split becomes effective and return to the lender under the Share Lending Transaction a number of Target Company Shares having a value substantially equivalent to the Target Company Shares lent under the Share Lending Transaction. In the Transaction, since the Share Lending Transaction will be implemented before the effective date of the Share Consolidation and unwound after such effective date, followed by the Treasury Share Acquisition, Plus Fuji and HTIO will not obtain any benefit from remaining as shareholders of the Target Company; therefore, the Offeror believes that the Share Lending Transaction does not constitute a “purchase, etc.” under Article 27-2 of the Act.

As provisions under the Companies Act aimed at protecting the rights of minority shareholders in connection with the Share Consolidation, it is provided that, if any fraction of less than one share arises in the number of shares as a result of the Share Consolidation, the shareholders of the Target Company (excluding the Offeror, the Target Company and the Agreed Non-Tendering Shareholders) may, in accordance with Articles 182-4 and 182-5 of the Companies Act and other relevant laws and regulations, request the Target Company to purchase at a fair price all of the shares held by them that will be fractions of less than one share, and may file a petition with the court for a determination of the price of the Target Company Shares.

As stated above, in the Share Consolidation, the number of Target Company Shares held by the shareholders of the Target Company who did not tender their shares in the Tender Offer (excluding the Offeror, the Target Company, Plus Fuji and HTIO) is expected to be a fraction of less than one share; therefore, the shareholders of the Target Company who object to the Share Consolidation (excluding the Offeror, the Target Company and the Agreed Non-Tendering Shareholders) will be able to file the above petition. If the above petition is filed, the purchase price of the Target Company Shares will ultimately be determined by the court.

The Tender Offer is not intended in any way to solicit the approval of the shareholders of the Target Company at the Extraordinary Shareholders’ Meeting.

With respect to the above procedures, depending on the status of amendments to, enforcement of and interpretations by the authorities of relevant laws and regulations, there may be changes to the method and timing of implementation. However, even in such case, a method will be adopted whereby cash is ultimately delivered to the shareholders of the Target Company who did not tender their shares in the Tender Offer (excluding the Offeror, the Target Company, Plus Fuji and HTIO), and the amount of cash to be delivered to such shareholders in such case will be calculated to be equal to the price obtained by multiplying the Tender Offer Price by the number of Target Company Shares held by such shareholders.

The specific procedures and timing of implementation in the above cases will be promptly announced by the Target Company once determined by the Offeror after consultation with the Target Company. The shareholders of the Target Company are requested to confirm with tax accountants or other experts, at their own responsibility, the tax treatment of tendering their shares in the Tender Offer or of the above procedures.

(5)	Prospect and reason for delisting

The Target Company Shares are listed on the Standard Market of the Tokyo Stock Exchange as of today; however, since the Offeror has not set a maximum number of shares to be purchased in the Tender Offer, depending on the results of the Tender Offer, the Target Company Shares may be delisted through prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange.

In addition, even if the Target Company Shares do not meet such criteria at the time of the successful completion of the Tender Offer, if the Squeeze-Out Procedures are executed after the successful completion of the Tender Offer as described in “(4) Policy for reorganization, etc. following the Tender Offer” above, the Target Company Shares will meet the delisting criteria of the Tokyo Stock Exchange and will be delisted through prescribed procedures. After delisting, the Target Company Shares will no longer be traded on the Standard Market of the Tokyo Stock Exchange.

(6)	Material agreement regarding the Tender Offer

(i) Tender/Non-Tender Agreement (Kato Parties)

On November 11, 2026, the Offeror entered into the Tender/Non-Tender Agreement (Kato Parties) with the Kato Parties, under which it has been agreed that (i) Mr. Kato will tender the Shares to Be Tendered (number of shares held: 2,064,200 shares; ownership ratio: 37.14%) in the Tender Offer, and Plus Fuji will not tender the Non-Tendered Shares (Plus Fuji) (number of shares held: 500,000 shares; ownership ratio: 9.00%) in the Tender Offer, (ii) if the Extraordinary Shareholders’ Meeting is held, Plus Fuji will exercise the voting rights pertaining to the Non-Tendered Shares (Plus Fuji) in favor of the proposals relating to the Share Consolidation, and (iii) Plus Fuji will sell the Non-Tendered Shares (Plus Fuji) to the Target Company in response to the Treasury Share Acquisition. Other than the Tender/Non-Tender Agreement (Kato Parties), there is no agreement between the Offeror and the Kato Parties regarding the Transaction. In connection with the Transaction, no benefit will be granted by the Offeror to the Kato Parties other than the Tender Offer Price and the Treasury Share Acquisition Price (Plus Fuji).

Under the Tender/Non-Tender Agreement (Kato Parties), the Kato Parties have covenanted that, until the Settlement Commencement Date, they will (1) not exercise the right to request the convocation of a shareholders’ meeting of the Target Company, the right to propose agenda items, the right to submit proposals or any other shareholder rights; (2) not transfer, create any security interest on or otherwise dispose of any Target Company Shares, or acquire, provide or transfer any Target Company Shares or rights relating to Target Company Shares (including short selling), except for tendering in the Tender Offer, and not engage, directly or indirectly, with any third party (including the Target Company) in any Competing Transactions, Etc. (meaning any proposal, solicitation, discussion, negotiation, agreement, execution or provision of information regarding any transaction by a third party other than the Offeror that competes with or is inconsistent with the Tender Offer, or that makes difficult the purchase of the Target Company Shares through the Tender Offer; the same applies hereinafter) (except that, if they receive an unsolicited offer, etc. relating to specific Competing Transactions, Etc. from a third party, they may make inquiries to, or request explanations from, such third party to the minimum extent necessary to confirm the content, sincerity and feasibility of such proposal); (3) if they receive a proposal regarding any Competing Transactions, Etc. from a third party or otherwise become aware of the existence of any Competing Transactions, Etc., notify the Offeror of such fact and the details of such Competing Transactions, Etc. as promptly as reasonably practicable to the extent not in breach of laws and regulations, etc. or of confidentiality obligations owed to third parties, and discuss in good faith with the Offeror the policy for responding thereto; (4) with respect to any shareholders’ meeting of the Target Company (if any) for which the record date for the exercise of rights falls on or before the Settlement Commencement Date, if the Kato Parties hold the voting rights pertaining to the Target Company Shares held by them, either (i) exercise such voting rights in accordance with the instructions of the Offeror, or (ii) deliver to the Offeror or a person designated by the Offeror a power of attorney granting comprehensive authority of representation with respect to such voting rights and all other necessary documents; and (5) not engage in any act that constitutes a purchase, etc. of share certificates, etc. of the Target Company during the Tender Offer Period.

In addition, under the Tender/Non-Tender Agreement (Kato Parties), it has been agreed that (A) the Kato Parties and the Offeror shall, as promptly as practicable after the Settlement Commencement Date, (i) cause the Target Company to implement the Squeeze-Out Procedures to make the Offeror, Plus Fuji and HTIO the only shareholders of the Target Company, and (ii) themselves perform all acts necessary for the Squeeze-Out Procedures to complete the Squeeze-Out Procedures; (B) Plus Fuji shall, subject to the Target Company having secured the distributable amount necessary to implement the Treasury Share Acquisition, sell to the Target Company, on the acquisition date determined by the Offeror, all of the Target Company Shares held by Plus Fuji as of such acquisition date in exchange for the receipt of the full aggregate acquisition price for the Treasury Share Acquisition of the Non-Tendered Shares (Plus Fuji); (C) Plus Fuji and the Offeror shall, as promptly as practicable after the completion of the settlement of the Tender Offer, (i) cause the Target Company to implement the procedures necessary to implement the Treasury Share Acquisition, and (ii) themselves perform all acts necessary for the Treasury Share Acquisition to complete the Treasury Share Acquisition; and (D) if, during the period after the execution of the Tender/Non-Tender Agreement (Kato Parties) and until five business days prior to the last day of the Tender Offer Period, a tender offer by a person other than the Offeror for the purpose of acquiring all of the Target Company Shares for an acquisition consideration equivalent to an amount exceeding the Tender Offer Price by 5% or more (a “Qualified Competing Tender Offer (Kato Parties)”) is announced and the board of directors of the Target Company changes its opinion in support of the Tender Offer to an opinion opposing the Tender Offer based on reasonable grounds, the Kato Parties may request the Offeror to discuss changes to the Tender Offer Price and the Treasury Share Acquisition Price (Plus Fuji), and (i) if the Offeror does not lawfully change the Tender Offer Price to an amount equal to or greater than the purchase price of the Qualified Competing Tender Offer (Kato Parties), Mr. Kato, and (ii) if the Offeror does not lawfully change the Treasury Share Acquisition Price (Plus Fuji) to an amount equal to or greater than the price obtained by adding the adjustment difference that would result if the purchase price of the Qualified Competing Tender Offer (Kato Parties) were the changed Tender Offer Price, Plus Fuji, in each case by the earlier of the day on which 10 business days have elapsed from the date on which the Offeror received such request for discussion and the day immediately preceding the last day of the Tender Offer Period, shall, respectively, be released from the obligation under the Tender/Non-Tender Agreement (Kato Parties) to tender the Shares to Be Tendered in the Tender Offer and the obligation thereunder not to tender the Non-Tendered Shares (Plus Fuji) in the Tender Offer.

Further, under the Tender/Non-Tender Agreement (Kato Parties), the Kato Parties have made representations and warranties to the Offeror regarding (a) legal capacity, etc., incorporation and existence, (b) execution and performance of the Tender/Non-Tender Agreement (Kato Parties), (c) enforceability, (d) acquisition of permits and approvals, etc., (e) absence of conflict with laws and regulations, etc., (f) ownership of shares, (g) non-involvement with anti-social forces, etc., and (h) absence of insolvency proceedings, etc., and the Offeror has made representations and warranties to the Kato Parties regarding (a) incorporation and existence, (b) execution and performance of the Tender/Non-Tender Agreement (Kato Parties), (c) enforceability, (d) acquisition of permits and approvals, etc., (e) absence of conflict with laws and regulations, etc., (f) non-involvement with anti-social forces, etc., and (g) absence of insolvency proceedings, etc.

(ii) Non-Tender Agreement (Hikari Tsushin Group)

On November 11, 2026, the Offeror entered into the Non-Tender Agreement (Hikari Tsushin Group) with the Agreed Non-Tendering Shareholders (Hikari Tsushin Group), under which it has been agreed that (i) the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) will not tender the Non-Tendered Shares (Hikari Tsushin Group) (total number of shares held: 696,800 shares; ownership ratio: 12.54%) in the Tender Offer, (ii) if the Extraordinary Shareholders’ Meeting is held, the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) will exercise the voting rights pertaining to all of the Target Company Shares held by them as of the record date for the exercise of voting rights at the Extraordinary Shareholders’ Meeting in favor of each of the proposals relating to the Share Consolidation, (iii) the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) will conduct the In-Kind Distribution of the Non-Tendered Shares (Hikari Tsushin Group) during the period from the record date for the exercise of voting rights at the Extraordinary Shareholders’ Meeting to the day immediately preceding the effective date of the Share Consolidation, and (iv) HTIO will, after the Share Consolidation becomes effective, sell to the Target Company, in response to the Treasury Share Acquisition, the Non-Tendered Shares (HTIO) (number of shares held: 683,400 shares; ownership ratio: 12.30%). Other than the Non-Tender Agreement (Hikari Tsushin Group), there is no agreement between the Offeror and the Hikari Tsushin Group regarding the Transaction. In connection with the Transaction, no benefit will be granted by the Offeror to the Hikari Tsushin Group other than the Tender Offer Price, the Treasury Share Acquisition Price (HTIO) and the cash to be delivered in the Squeeze-Out Procedures.

Under the Non-Tender Agreement (Hikari Tsushin Group), the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) have covenanted that, until the Settlement Commencement Date, they will (1) not exercise the right to request the convocation of a shareholders’ meeting of the Target Company, the right to propose agenda items, the right to submit proposals or any other shareholder rights; (2) not transfer, create any security interest on or otherwise dispose of any Target Company Shares, or acquire, provide or transfer any Target Company Shares or rights relating to Target Company Shares (including short selling), and not engage, directly or indirectly, with any third party (including the Target Company) in any Competing Transactions, Etc. (meaning any proposal, solicitation, discussion, negotiation, agreement, execution or provision of information regarding any transaction by a third party other than the Offeror that competes with or is inconsistent with the Tender Offer; the same applies hereinafter); (3) if they receive a proposal regarding any Competing Transactions, Etc. from a third party or otherwise become aware of the existence of any Competing Transactions, Etc., immediately notify the Offeror of such fact and the details of such Competing Transactions, Etc. and discuss in good faith with the Offeror the policy for responding thereto; (4) with respect to any shareholders’ meeting of the Target Company (if any) for which the record date for the exercise of rights falls on or before the Settlement Commencement Date, if the Hikari Tsushin Group holds the voting rights pertaining to the Target Company Shares, either (i) exercise, or cause the holders of the relevant Target Company Shares to exercise, such voting rights in accordance with the instructions of the Offeror, or (ii) deliver, or cause such holders to deliver, to the Offeror or a person designated by the Offeror a power of attorney granting comprehensive authority of representation with respect to such voting rights and all other necessary documents; and (5) not engage in any act that constitutes a purchase, etc. of share certificates, etc. of the Target Company during the Tender Offer Period.

In addition, under the Non-Tender Agreement (Hikari Tsushin Group), it has been agreed between the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) and the Offeror that (A) the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) and the Offeror shall, as promptly as practicable after the Settlement Commencement Date, (i) cause the Target Company to implement the Squeeze-Out Procedures to make the Offeror, Plus Fuji and HTIO the only shareholders of the Target Company, and (ii) themselves perform all acts necessary for the Squeeze-Out Procedures (including exercising their voting rights in favor at the Extraordinary Shareholders’ Meeting) to complete the Squeeze-Out Procedures; (B) the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) shall conduct the In-Kind Distribution to the Prospective In-Kind Distribution Recipients during the period from the record date for the Extraordinary Shareholders’ Meeting to the day immediately preceding the effective date of the Share Consolidation, and, subject to the Target Company having secured the distributable amount necessary to implement the Treasury Share Acquisition, HTIO shall sell to the Target Company, on the acquisition date determined by the Offeror, all of the Target Company Shares held by HTIO as of such acquisition date in exchange for the receipt of the full aggregate acquisition price for the Treasury Share Acquisition of the Non-Tendered Shares (HTIO); (C) HTIO and the Offeror shall, as promptly as practicable after the completion of the settlement of the Tender Offer, (i) cause the Target Company to implement the procedures necessary to implement the Treasury Share Acquisition, and (ii) themselves perform all acts necessary for the Treasury Share Acquisition (including exercising voting rights in favor at the Extraordinary Shareholders’ Meeting or giving consent pursuant to Article 319, paragraph (1) of the Companies Act) to complete the Treasury Share Acquisition; and (D) if, during the period after the execution of the Non-Tender Agreement (Hikari Tsushin Group) and until five business days prior to the last day of the Tender Offer Period, a tender offer by a person other than the Offeror for the purpose of acquiring all of the Target Company Shares for an acquisition consideration equivalent to an amount exceeding the Tender Offer Price by 3% or more (a “Qualified Competing Tender Offer (Hikari Tsushin Group)”) is announced, the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) may request the Offeror to discuss changes to the Tender Offer Price and the Treasury Share Acquisition Price (HTIO), and the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) may, only prior to the completion of the Tender Offer, cancel the Non-Tender Agreement (Hikari Tsushin Group) without making any payment of money, whether as damages, a penalty or under any other name, and without being subject to any other obligation, burden or condition, if (i) the Offeror does not lawfully change the Treasury Share Acquisition Price (HTIO) to an amount equal to or greater than the price obtained by adding the adjustment difference that would result if the purchase price of the Qualified Competing Tender Offer (Hikari Tsushin Group) were the changed Tender Offer Price, by the earlier of the day on which 10 business days have elapsed from the date on which the Offeror received such request for discussion and the day immediately preceding the last day of the Tender Offer Period, and (ii) it is reasonably recognized that there is a specific risk that not cancelling the Non-Tender Agreement (Hikari Tsushin Group) would constitute a breach of the duty of care of a prudent manager of the officers and executive members of the Agreed Non-Tendering Shareholders (Hikari Tsushin Group).

Further, under the Non-Tender Agreement (Hikari Tsushin Group), the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) have made representations and warranties to the Offeror regarding (a) incorporation and existence, (b) execution and performance of the Non-Tender Agreement (Hikari Tsushin Group), (c) enforceability, (d) acquisition of permits and approvals, etc., (e) absence of conflict with laws and regulations, etc., (f) ownership of shares, (g) non-involvement with anti-social forces, etc., (h) absence of insolvency proceedings, etc., and (i) non-applicability of the mandatory tender offer rules to the In-Kind Distribution, and the Offeror has made representations and warranties to the Agreed Non-Tendering Shareholders (Hikari Tsushin Group) regarding (a) incorporation and existence, (b) execution and performance of the Non-Tender Agreement (Hikari Tsushin Group), (c) enforceability, (d) acquisition of permits and approvals, etc., (e) absence of conflict with laws and regulations, etc., (f) non-involvement with anti-social forces, etc., and (g) absence of insolvency proceedings, etc.

(7)	Other important matters regarding the Tender Offer

As described in “(1) Overview of the purpose of the Tender Offer” above, the In-Kind Distribution is scheduled to be implemented during the period from the Settlement Commencement Date to the day immediately preceding the effective date of the Share Consolidation.

In addition, after the Squeeze-Out Procedures, the Treasury Share Acquisition is scheduled to be implemented with respect to the Non-Tendered Shares (Plus Fuji) and the Non-Tendered Shares (HTIO), thereby making the Offeror the sole shareholder of the Target Company.

3.	Overview of the Target Company and conditions of purchase, etc.

(1) Overview of the Target Company

(i)	Name	Internetworking & Broadband Consulting Co., Ltd.

(ii)	Location	1-8-8 Shinkawa, Chuo-ku, Tokyo

(iii)	Job title and name of representative	Representative Director, President and COO, Jou Oda

(iv)	Description of business	Development and sale of IT system performance monitoring software and provision of related services

(v)	Share capital	JPY 447 million

(vi)	Date of establishment	October 16, 2002
(vii)	Major shareholders and ownership ratios (as of March 31, 2026) (Note)	Hiroyuki Kato	37.14%
		Plus Fuji Co., Ltd.	9.00%
		Hikari Tsushin KK Investment Limited Partnership	6.56%
		UH Partners 2 Investment Limited Partnership	4.04%
		BNYMSANV RE BNYMSANVDUB RE AON CCF (Standing Proxy: MUFG Bank, Ltd.)	2.21%
		Fujio Ishimura	2.20%
		Shigeo Makita	1.65%
		Yosuke Seno	1.48%
		Atsuo Udaka	1.44%
		MSIP CLIENT SECURITIES (Standing Proxy: Morgan Stanley MUFG Securities Co., Ltd.)	1.30%

(viii)	Relationship between the Offeror and the Target Company

	Capital relationship	N/A

	Personnel relationship	N/A

	Business relationship	As of today, the Target Company has several sales transactions per year in which it sells its products to HC Networks, which is a wholly owned subsidiary of the Offeror and a consolidated subsidiary of ORIX.

	Related party relationship	N/A

(Note)

“(vii) Major shareholders and ownership ratios (as of March 31, 2026)” is based on the “Status of Major Shareholders” in the Target Company Semiannual Report submitted by the Target Company on May 14, 2026.

(2) Timetable, etc.

(i) Timetable

Date of resolution at the meeting of the Board of Directors	Wednesday, November 11, 2026

Date of public notice of commencement of the Tender Offer

Thursday, November 12, 2026

Electronic public notice will be made and a notice to that effect will be published in the Nihon Keizai Shimbun.

(Electronic Public Notice URL: https://disclosure2.edinet-fsa.go.jp/)

Date of filing of the Tender Offer Registration Statement	Thursday, November 12, 2026

(ii) Period of purchase, etc. at the time of filing

From Thursday, November 12, 2026, to Thursday, December 24, 2026 (30 business days)

(iii) Possibility of extending the Tender Offer Period upon request of the Target Company

N/A

(3) Price of purchase, etc.

JPY 1,490 per common share

(4) Number of shares, etc. intended to be purchased

Class of share certificates, etc.	Number of shares to be purchased	Minimum number of shares to be purchased	Maximum number of shares to be purchased
Common shares	4,360,641 shares	2,508,200 shares	— shares
Total	4,360,641 shares	2,508,200 shares	— shares

(Note 1)

If the total number of Tendered Shares is less than the minimum number of shares to be purchased (2,508,200 shares), the Offeror will not purchase any of the Tendered Shares. If the total number of Tendered Shares is equal to or greater than the minimum number of shares to be purchased, the Offeror will purchase all of the Tendered Shares.

(Note 2)

Since no maximum number of shares to be purchased has been set in the Tender Offer, the number of shares to be purchased is stated as 4,360,641 shares, which is the maximum number of Target Company Shares to be purchased, etc. by the Offeror through the Tender Offer. This is the number of shares obtained by deducting the number of Non-Tendered Shares (1,196,800 shares) from the Base Number of Shares (5,557,441 shares).

(Note 3)

Shares less than one unit are also subject to the Tender Offer. If a shareholder exercises the right to demand the purchase of shares less than one unit in accordance with the Companies Act, the Target Company may purchase its own shares during the Tender Offer Period in accordance with the procedures prescribed by laws and regulations.

(Note 4)	There is no plan to acquire the treasury shares held by the Target Company through the Tender Offer.

(5) Changes in the Ownership Ratio of Share Certificates, etc. after purchase, etc.

Number of voting rights represented by share certificates, etc. owned by the Offeror before purchase, etc.	0 voting rights (Ownership Ratio of Share Certificates, etc. before purchase, etc.: 0.00%)
Number of voting rights represented by share certificates, etc. owned by Specially Related Parties before purchase, etc.	11,968 voting rights (Ownership Ratio of Share Certificates, etc. before purchase, etc.: 21.54%)
Number of voting rights represented by share certificates, etc. owned by the Offeror after purchase, etc.	43,606 voting rights (Ownership Ratio of Share Certificates, etc. after purchase, etc.: 78.46%)
Number of voting rights represented by share certificates, etc. owned by Specially Related Parties after purchase, etc.	11,968 voting rights (Ownership Ratio of Share Certificates, etc. after purchase, etc.: 21.54%)
Number of voting rights of all shareholders, etc. of the Target Company	55,548 voting rights

(Note 1)

The “number of voting rights represented by share certificates, etc. owned by Specially Related Parties before purchase, etc.” and the “number of voting rights represented by share certificates, etc. owned by Specially Related Parties after purchase, etc.” state the total number of voting rights pertaining to the share certificates, etc. owned by each Specially Related Party (excluding, however, those Specially Related Parties who are excluded from Specially Related Parties pursuant to Article 3, paragraph (2), item (i) of the Ordinance in calculating the Ownership Ratio of Share Certificates, etc. under each item of Article 27-2, paragraph (1) of the Act).

(Note 2)

The “number of voting rights represented by share certificates, etc. owned by the Offeror after purchase, etc.” states the number of voting rights pertaining to the number of shares to be purchased in the Tender Offer (4,360,641 shares).

(Note 3)

The “number of voting rights of all shareholders, etc. of the Target Company” is the number of voting rights of all shareholders as of March 31, 2026 (stated on the basis that one unit consists of 100 shares) as stated in the Target Company Semiannual Report. However, since shares less than one unit (excluding, however, treasury shares less than one unit held by the Target Company) are also subject to the purchase, etc. in the Tender Offer, in calculating the “Ownership Ratio of Share Certificates, etc. before purchase, etc.” and the “Ownership Ratio of Share Certificates, etc. after purchase, etc.,” the number of voting rights (55,574 voting rights) pertaining to the Base Number of Shares (5,557,441 shares) is used as the denominator.

(Note 4)	The “Ownership Ratio of Share Certificates, etc. before purchase, etc.” and the “Ownership Ratio of Share Certificates, etc. after purchase, etc.” are rounded to two decimal places.

(6) Fund required for purchase, etc.

JPY 6,497,355,090

(Note)	The “fund required for purchase, etc.” is the amount obtained by multiplying the number of shares to be purchased in the Tender Offer (4,360,641 shares) by the Tender Offer Price (JPY 1,490).

(7) Method of settlement

(i) Name and address of head office of financial instruments business operator, bank, etc. responsible for settlement of purchase, etc.

Tokai Tokyo Securities Co., Ltd.    4-7-1 Meieki, Nakamura-ku, Nagoya-shi, Aichi

The Tender Offer Agent has appointed the following sub-agent to perform part of its duties.

Monex, Inc. (the “Tender Offer Sub-Agent”)    1-12-32 Akasaka, Minato-ku, Tokyo

(ii) Commencement date of settlement

Wednesday, December 30, 2026

(iii) Method of settlement

(In the case of tendering through Tokai Tokyo Securities Co., Ltd.)

Without delay after the expiration of the Tender Offer Period, a notice of purchase through the Tender Offer will be mailed to the address of each of the shareholders tendering their shares in the Tender Offer (the “Tendering Shareholders”) (or the Standing Proxies in the case of foreign shareholders (the “Foreign Shareholders”)). The purchase will be made in cash. The sale proceeds for the share certificates, etc. purchased will, in accordance with the instructions of the Tendering Shareholders (or the Standing Proxies in the case of Foreign Shareholders), be remitted by the Tender Offer Agent to the financial institution account designated by the Tendering Shareholders (or the Standing Proxies in the case of Foreign Shareholders), or paid into the securities trading account of the Tendering Shareholders with the Tender Offer Agent that accepted the tender, without delay on or after the commencement date of settlement.

(In the case of tendering through Monex, Inc.)

Without delay after the expiration of the Tender Offer Period, a notice of purchase through the Tender Offer will be mailed to the address or location of the Tendering Shareholders. The purchase will be made in cash. The sale proceeds for the share certificates, etc. purchased will, in accordance with the instructions of the Tendering Shareholders, be remitted by the Tender Offer Sub-Agent to the place designated by the Tendering Shareholders without delay on or after the commencement date of settlement.

(iv) Method of return of share certificates, etc.

If the Offeror does not purchase all of the Tendered Shares based on the conditions described in “(i) Existence and details of the conditions set forth in each item of Article 27-13, paragraph (4) of the Act” and “(ii) Existence of conditions for withdrawal, etc. of the Tender Offer, details thereof and method of disclosure of withdrawal, etc.” in “(8) Other conditions and methods of purchase, etc.” below, the share certificates, etc. to be returned will be returned promptly on or after the second business day following the last day of the Tender Offer Period (or, if the Tender Offer is withdrawn, etc., the business day following the date of such withdrawal, etc.) by restoring them to the record immediately prior to the tender (by recording them in the securities trading account with the Tender Offer Agent).

(8) Other conditions and methods of purchase, etc.

(i) Existence and details of the conditions set forth in each item of Article 27-13, paragraph (4) of the Act

If the total number of Tendered Shares is less than the minimum number of shares to be purchased (2,508,200 shares), the Offeror will not purchase any of the Tendered Shares. If the total number of Tendered Shares is equal to or greater than the minimum number of shares to be purchased (2,508,200 shares), the Offeror will purchase all of the Tendered Shares.

(ii) Existence of conditions for withdrawal, etc. of the Tender Offer, details thereof and method of disclosure of withdrawal, etc.

If any of the matters set forth in Article 14, paragraph (1), item (i), sub-items (a) through (j) and (m) through (s), item (iii), sub-items (a) through (h) and (j), and item (v) (limited, however, to the matters set forth in Article 26, paragraph (4), items (iv), (v) and (vii) of the Ordinance), and paragraph (2), items (iii) through (vi) of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended; the “Order”) occurs, the Offeror may withdraw, etc. the Tender Offer. The “facts equivalent to those set forth in sub-items (a) through (i)” set forth in Article 14, paragraph (1), item (iii), sub-item (j) of the Order means the case where it is found that any statutory disclosure document previously submitted by the Target Company contains a false statement regarding a material matter or omits a statement of a material matter that should have been stated, where the Offeror was not aware of such false statement, etc. and could not have become aware thereof despite having exercised due care.

If the Offeror intends to withdraw, etc. the Tender Offer, it will give electronic public notice and publish a notice to that effect in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will make a public announcement by the method prescribed in Article 20 of the Ordinance and will give public notice immediately thereafter.

(iii) Existence of conditions for reduction of the price of purchase, etc., details thereof and method of disclosure of reduction

Pursuant to Article 27-6, paragraph (1), item (i) of the Act, if the Target Company conducts any act set forth in Article 13, paragraph (1) of the Order during the Tender Offer Period, the Offeror may reduce the price of purchase, etc. in accordance with the standards set forth in Article 19, paragraph (1) of the Ordinance.

If the Offeror intends to reduce the price of purchase, etc., it will give electronic public notice and publish a notice to that effect in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will make a public announcement by the method prescribed in Article 20 of the Ordinance and will give public notice immediately thereafter. If the price of purchase, etc. is reduced, the Offeror will also purchase the Tendered Shares tendered on or before the date of such public notice at the reduced price of purchase, etc.

(iv) Matters concerning the right of the Tendering Shareholders to cancel the agreement

(In the case of tendering through Tokai Tokyo Securities Co., Ltd.)

The Tendering Shareholders may cancel the agreement relating to the Tender Offer at any time during the Tender Offer Period. To cancel the agreement, please deliver or send a document stating that the agreement relating to the Tender Offer is to be cancelled (the “Cancellation Notice”) to the head office or any branch office nationwide of the Tender Offer Agent that accepted the tender by 4:00 p.m. on the last day of the Tender Offer Period. The cancellation of the agreement will take effect when the Cancellation Notice is delivered to or reaches the Tender Offer Agent. Accordingly, please note that, if the Cancellation Notice is sent, the agreement cannot be cancelled unless the Cancellation Notice reaches the Tender Offer Agent by 4:00 p.m. on the last day of the Tender Offer Period.

Person authorized to receive the Cancellation Notice:

Tokai Tokyo Securities Co., Ltd.    4-7-1 Meieki, Nakamura-ku, Nagoya-shi, Aichi

(and other branch offices of Tokai Tokyo Securities Co., Ltd. nationwide)

(In the case of tendering through Monex, Inc.)

The Tendering Shareholders may cancel the agreement relating to the Tender Offer at any time during the Tender Offer Period. To cancel the agreement, please complete the cancellation procedures either by entering the required information on the website screen of the Tender Offer Sub-Agent (https://www.monex.co.jp) or by contacting the Tender Offer Sub-Agent’s Customer Service Desk (telephone number: 0120-846-365; from mobile phones: 03-6737-1666) by 12 noon on the last day of the Tender Offer Period.

Person authorized to receive the Cancellation Notice:

Monex, Inc.    1-12-32 Akasaka, Minato-ku, Tokyo

The Offeror will not request that the Tendering Shareholders pay damages or penalties in connection with their cancellation of the agreement. The expenses required for returning the Tendered Shares will also be borne by the Offeror. In the event of a request for cancellation, the Tendered Shares will be returned promptly after the completion of the procedures for such request for cancellation in the manner described in “(iv) Method of return of share certificates, etc.” in “(7) Method of settlement” above.

(v) Method of disclosure in the event of changes to the conditions of purchase, etc.

The Offeror may change the conditions of purchase, etc. during the Tender Offer Period, except where prohibited by Article 27-6, paragraph (1) of the Act and Article 13 of the Order. If the Offeror intends to change the conditions of purchase, etc., it will give electronic public notice of the details of such change and publish a notice to that effect in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will make a public announcement by the method prescribed in Article 20 of the Ordinance and will give public notice immediately thereafter. If the conditions of purchase, etc. are changed, the Offeror will also purchase the Tendered Shares tendered on or before the date of such public notice in accordance with the changed conditions of purchase, etc.

(vi) Method of disclosure in the event that an amended statement is submitted

If the Offeror submits an amended statement to the Director General of the Kanto Local Finance Bureau (except for the cases set forth in the proviso to Article 27-8, paragraph (11) of the Act), it will immediately make a public announcement, by the method set forth in Article 20 of the Ordinance, of the information stated in the amended statement that relates to the information stated in the public notice of commencement of the Tender Offer. In addition, except in the cases prescribed in Article 24, paragraph (6) of the Ordinance as cases where the impact on the investment decisions of investors is minor, the Offeror will immediately amend the Tender Offer Explanatory Statement and, for the Tendering Shareholders to whom the Tender Offer Explanatory Statement has already been delivered, make such amendment by delivering the amended Tender Offer Explanatory Statement to them. However, if the scope of the amendment is limited, the Offeror will make such amendment by preparing a document stating the reasons for the amendment, the amended matters and the content after the amendment and delivering such document to the Tendering Shareholders.

(vii) Method of disclosure of the results of the Tender Offer

The results of the Tender Offer will be publicly announced on the day following the last day of the Tender Offer Period by the method set forth in Article 9-4 of the Order and Article 30-2 of the Ordinance.

(viii) Others

The Tender Offer is not being made, directly or indirectly, in or to the United States, nor is it being made by use of the U.S. postal service or any other method or means of interstate or international commerce (including, but not limited to, facsimile, e-mail, Internet communications, telex and telephone), nor through any securities exchange facility in the United States. No tender in the Tender Offer may be made by any of the above methods or means, through any of the above facilities, or from within the United States.

In addition, neither this press release nor any related purchase documents are to be sent or distributed in or to the United States, or from within the United States, by mail or by any other method, and such sending or distribution is not permitted. No tender in the Tender Offer that directly or indirectly violates any of the above restrictions will be accepted.

In tendering in the Tender Offer, the Tendering Shareholders (or the Standing Proxies in the case of Foreign Shareholders) may be required to make the following representations and warranties to the Tender Offer Agent:

that the Tendering Shareholder is not located in the United States at either the time of tendering or the time of sending the tender offer application form; that the Tendering Shareholder has not received or sent, directly or indirectly, any information regarding the Tender Offer (including any copies thereof) in or to the United States or from within the United States; that the Tendering Shareholder has not used, directly or indirectly, the U.S. postal service or any other method or means of interstate or international commerce (including, but not limited to, facsimile, e-mail, Internet communications, telex and telephone) or any securities exchange facility in the United States in connection with the purchase, etc. or the signing and delivery of the tender offer application form; and that the Tendering Shareholder is not acting as a non-discretionary agent, trustee or fiduciary for another person (except where such other person is giving all instructions relating to the purchase, etc. from outside the United States).

(9) Tender Offer Agent

Tokai Tokyo Securities Co., Ltd.	4-7-1 Meieki, Nakamura-ku, Nagoya-shi, Aichi

The Tender Offer Agent has appointed the following sub-agent to perform part of its duties.

Monex, Inc. (sub-agent) 1-12-32 Akasaka, Minato-ku, Tokyo

4.	Future outlook

For the policies, etc. following the Tender Offer, please refer to “(2) Background, purpose, and decision-making process that led the Offeror to make the Tender Offer, and the Offeror’s management policy following the purchase, etc.,” “(4) Policy for reorganization, etc. following the Tender Offer” and “(5) Prospect and reason for delisting” in “2. Purpose of purchase, etc.” above.

5.	Other matters

(1) Details of the benefits provided by the Offeror or its Specially Related Parties

N/A

(2) Other information deemed necessary for investors to decide whether to tender their shares in the purchase, etc.

(i)	Announcement of “Summary of Financial Results for the Fiscal Year Ended September 2026 [Japanese GAAP] (Non-Consolidated)”

The Target Company announced the Target Company Financial Results on November 11, 2026. The outline of the Target Company Financial Results based on such announcement is as follows. According to the Target Company, the content of such announcement has not been reviewed by an audit firm pursuant to Article 193-2, paragraph (1) of the Act. In addition, the following outline of the announced content is a partial excerpt of the content announced by the Target Company, and the Offeror is not in a position to independently verify, and has not actually verified, its accuracy and truthfulness. For details, please refer to the content of such announcement.

(A) Status of profit and loss (non-consolidated)

Fiscal period	Fiscal year ended September 2026
Net sales	JPY 2,686,747 thousand
Cost of sales	JPY 778,520 thousand
Selling, general and administrative expenses	JPY 1,296,938 thousand
Non-operating income	JPY 10,235 thousand
Non-operating expenses	JPY 10,587 thousand
Net income	JPY 463,208 thousand

(B) Status per share (non-consolidated)

Fiscal period	Fiscal year ended September 2026

Net income per share	JPY 83.35
Dividend per share	JPY 0

(ii)	Announcement of “Notice Regarding Dividends of Surplus (No Dividend)”

At the meeting of its board of directors held on November 11, 2026, the Target Company resolved not to pay a year-end dividend for the fiscal year ended September 2026 with a record date of September 30, 2026. For details, please refer to the content of such announcement.

End

Regulations on Solicitation

This press release is a press announcement intended to publicly announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell, etc. When making an offer to sell, etc., please be sure to read the Tender Offer Explanatory Statement for the Tender Offer and make the offer at your own discretion. This press release does not constitute, or form part of, any solicitation of an offer to sell or solicitation of an offer to purchase securities, and neither this press release (or any part thereof) nor the fact of its distribution shall form the basis of any agreement relating to the Tender Offer, nor may it be relied upon in entering into any such agreement.

US Regulations

The Tender Offer is not being made, directly or indirectly, in or to the United States, nor is it being made by use of the U.S. postal service or any other method or means of interstate or international commerce (including, but not limited to, facsimile, e-mail, Internet communications, telex and telephone), nor through any securities exchange facility in the United States. No tender in the Tender Offer may be made by any of the above methods or means, through any of the above facilities, or from within the United States. In addition, neither this press release nor any related purchase documents are to be sent or distributed in or to the United States, or from within the United States, by mail or by any other method, and such sending or distribution is not permitted. No tender in the Tender Offer that directly or indirectly violates any of the above restrictions will be accepted. In tendering in the Tender Offer, the Tendering Shareholders (or the Standing Proxies in the case of Foreign Shareholders) may be required to make representations and warranties, including that they are not located in the United States.

Forward-Looking Statements

This press release may contain statements regarding the future prospects of the Offeror, ORIX and the Target Company. These statements are based on the judgments and assumptions of the Offeror based on the information currently available, and actual results may differ materially from these statements due to known or unknown risks, uncertainties or other factors. The Offeror undertakes no obligation to update or revise any statement regarding future prospects, regardless of new information, future events or other results.

Other Countries

In certain countries or regions, the announcement, issuance or distribution of this press release may be subject to legal restrictions or limitations. In such cases, please be aware of such restrictions and comply with the laws and regulations of such countries or regions. In countries or regions where the implementation of the Tender Offer would be illegal, even if this press release or a translation thereof is received, it shall not constitute a solicitation of an offer to sell, etc. or an offer to purchase, etc. share certificates, etc. relating to the Tender Offer, and shall be deemed to be a distribution of materials for informational purposes only.